     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 1996

                                                      REGISTRATION NO. 333-05985
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              PHARMACYCLICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            2834                           94-3148201
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------
                             995 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 774-0330
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            RICHARD A. MILLER, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              PHARMACYCLICS, INC.
                             995 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 774-0330
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

            J. STEPHAN DOLEZALEK, ESQ.                            DAVID J. SEGRE, ESQ.
          BROBECK, PHLEGER & HARRISON LLP                   WILSON SONSINI GOODRICH & ROSATI,
               TWO EMBARCADERO PLACE                            PROFESSIONAL CORPORATION
                  2200 GENG ROAD                                   650 PAGE MILL ROAD
            PALO ALTO, CALIFORNIA 94303                        PALO ALTO, CALIFORNIA 94304
                  (415) 424-0160                                     (415) 493-9300

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              PHARMACYCLICS, INC.
                            ------------------------

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

  FORM S-1 REGISTRATION STATEMENT AND ITEM AND
                     HEADING                            HEADING OR LOCATION IN PROSPECTUS
- -------------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Inside Front and Outside Back Cover Pages
  3.  Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges...............  Prospectus Summary; The Company; Risk
                                                   Factors
  4.  Use of Proceeds............................  Use of Proceeds
  5.  Determination of Offering Price............  Outside Front Cover Page; Underwriting
  6.  Dilution...................................  Dilution
  7.  Selling Security Holders...................  Inapplicable
  8.  Underwriting...............................  Outside and Inside Front Cover Pages;
                                                   Underwriting
  9.  Description of Securities to be
      Registered.................................  Prospectus Summary; Capitalization;
                                                   Description of Capital Stock
 10.  Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11.  Information with Respect to the
      Registrant.................................  Outside and Inside Front Cover Pages;
                                                   Prospectus Summary; Risk Factors; Use of
                                                   Proceeds; Common Stock Price Range and
                                                   Dividends; Capitalization; Dilution;
                                                   Selected Financial Data; Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations;
                                                   Business; Management; Certain Transactions;
                                                   Principal Stockholders; Description of
                                                   Capital Stock; Underwriters; Notice to
                                                   Canadian Residents; Legal Matters; Experts;
                                                   Available Information; Financial Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  Inapplicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued July 10, 1996


                                1,750,000 Shares


                                      LOGO

                              Pharmacyclics, Inc.

                                  COMMON STOCK
                            ------------------------


ALL OF THE SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE, OF PHARMACYCLICS, INC. ("PHARMACYCLICS" OR THE "COMPANY") OFFERED HEREBY
        (THE "OFFERING") ARE BEING SOLD BY PHARMACYCLICS. THE COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE
              SYMBOL "PCYC." ON JULY 9, 1996, THE REPORTED LAST
              SALE PRICE OF THE COMMON STOCK ON THE NASDAQ
                      NATIONAL MARKET WAS $16 1/2 PER
                      SHARE.

                               ------------------

        THE OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                              BEGINNING ON PAGE 5.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.

                               ------------------

                             PRICE $     PER SHARE
                               ------------------

                                                                   UNDERWRITING
                                                 PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                  PUBLIC          COMMISSIONS(1)        COMPANY(2)
                                             ----------------    ----------------    ----------------
Per Share.................................          $                   $                   $
Total(3)..................................          $                   $                   $

- ------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deduction of expenses payable by the Company estimated at $420,000.

(3) The Company has granted the Underwriters an option exercisable within 30 days from the date of the date hereof, to purchase a maximum of 262,500 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purposes of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will
    be $         , $         and $         , respectively. See "Underwriters."

                               ------------------

     The shares of the Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to the approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that delivery of the
shares will be made on or about             , 1996 at the offices of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

MORGAN STANLEY & CO.
             Incorporated
                   COWEN & COMPANY

                                      INVEMED ASSOCIATES, INC.

       , 1996

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Available Information.......................   2
Prospectus Summary..........................   3
The Offering................................   4
Summary Financial Data......................   4
Risk Factors................................   5
Use of Proceeds.............................  12
Common Stock Price Range and Dividends......  12
Capitalization..............................  13
Dilution....................................  14
Selected Financial Data.....................  15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................  16

                                             PAGE
                                             ----
Business....................................  20
Management..................................  38
Certain Transactions........................  46
Principal Stockholders......................  47
Description of Capital Stock................  49
Underwriters................................  51
Notice to Canadian Residents................  52
Legal Matters...............................  53
Experts.....................................  53
Index to Consolidated Financial
  Statements................................ F-1

                            ------------------------

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and the following regional offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.
                            ------------------------

     GADOLITE(R) is a registered U.S. trademark of the Company and the Company's stylized logo is a trademark of the Company. Other trademarks used herein are the property of their respective owners.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."


     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and related notes appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains, in addition to historical information, forward looking statements that involve risks and uncertainties. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Pharmacyclics, Inc. is developing patented pharmaceutical products designed to improve radiation and chemotherapy of cancer, enable or improve the photodynamic therapy of certain cancers and atherosclerotic cardiovascular disease, and enhance certain diagnostic imaging techniques. These products address significant market opportunities and are intended to enhance existing medical procedures and improve the ability of physicians to treat or manage life threatening and serious conditions. Such products are derived primarily from Pharmacyclics' core technology in designing and synthesizing small, ring-shaped molecules called expanded porphyrins, which bind metals in a way that allows the resulting molecules to capture and focus energy to perform specific therapeutic and diagnostic functions.

     The Company's proprietary expanded porphyrins ("texaphyrins") localize in cancer cells and atherosclerotic plaque where they can be exposed to forms of energy that activate the molecules to eliminate diseased tissue. The physical and chemical characteristics of the texaphyrin molecules are determined by the type of metal inserted into the ring and the form of energy applied to activate the molecule. For example, texaphyrins can be synthesized to focus and transform X-ray, chemical or light energy into other forms of energy capable of producing localized destruction of diseased tissue. This forms the basis for the use of texaphyrins as radiation sensitizers, chemosensitizers and photosensitizers.


     Lutetium-texaphyrin ("Lu-Tex") is being developed as a photosensitizing agent for use in photodynamic therapy of cancer and atherosclerosis, and gadolinium-texaphyrin ("Gd-Tex") is being developed for use as a radiation sensitizer and chemosensitizer. Lu-Tex is in multicenter Phase I clinical testing to evaluate its safety and efficacy in the treatment of certain invasive cancers which are accessible to illumination by externally applied light. Gd-Tex is currently in Phase I and multicenter Phase I/II clinical testing as a radiation sensitizer to improve the efficacy and safety of radiation therapy of certain cancers. Gd-Tex also is being developed to potentiate the activity of certain cancer chemotherapy drugs. Based on the Company's unique metal binding technology, it has developed GADOLITE(R) Oral Suspension product ("GADOLITE") for use as an oral contrast agent in patients undergoing magnetic resonance imaging ("MRI") of the abdomen or pelvis. In September 1995, the Company submitted a New Drug Application ("NDA") with the U.S. Food and Drug Administration ("FDA") for GADOLITE.


     The target markets for the Company's Gd-Tex product under development include cancer patients receiving radiation therapy or cytotoxic chemotherapy. Over seven million people in the U.S. today have been diagnosed with cancer. Of the approximately 1.3 million newly diagnosed cancer patients each year in the U.S., an estimated 50% are treated with radiation therapy as part of their disease management, and more than 350,000 patients per year receive cytotoxic chemotherapy. The target markets for the Company's Lu-Tex product under development for photodynamic therapy include both patients with cancer and patients with atherosclerosis. Photodynamic therapy is an emerging cancer treatment in which a photosensitizing drug is injected into the patient and light energy is applied to activate the therapeutic effects of the drug. Atherosclerosis, a progressive and degenerative vascular disease, is currently treated through surgery and other techniques, such as atherectomy and angioplasty procedures, aimed at removing or relieving the plaque buildup in blood vessels. Such procedures are currently performed on over 400,000 patients per year in the U.S. The worldwide market for imaging agents exceeded $3 billion in 1993, approximately $250 million of which was associated with MRI.

     The Company's strategy is to apply its core biometallic chemistry and expanded porphyrin technology to develop a diverse product portfolio. Pharmacyclics is leveraging its core technology and products by establishing relationships with third parties intended to augment its research and development activities and to provide manufacturing capacity and sales and marketing capabilities. To date, the Company has retained worldwide marketing rights for its therapeutic products. The Company also dedicates significant resources to build and protect its intellectual property rights in the U.S. and abroad. In the United States, the Company owns or has exclusive rights to 23 issued patents, 12 allowed patent applications and 41 pending patent applications covering various aspects of its core technology and products under development. Outside the United States, the Company is the owner or exclusive licensee of four counterpart patents, one allowed and 42 pending patent applications.

                                  THE OFFERING


Common Stock offered..........................    1,750,000 shares(1)
Common Stock outstanding after the Offering...    10,277,605 shares(1) (2)
Use of proceeds...............................    Research and development, third party
                                                  manufacturing of product supply, clinical
                                                  trials, capital expenditures and general
                                                  corporate purposes.
Nasdaq National Market symbol.................    PCYC


                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           APRIL
                                 APRIL 1991                                          NINE MONTHS ENDED     1991
                                 (INCEPTION)                                                             (INCEPTION)
                                  THROUGH          FISCAL YEAR ENDED JUNE 30,            MARCH 31,        THROUGH
                                  JUNE 30,    ------------------------------------   -----------------   MARCH 31,
                                    1991      1992     1993      1994       1995      1995      1996       1996
                                 ----------   -----   -------   -------   --------   -------   -------   ---------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    License and grant
      revenues..................    $ --      $  --   $    --   $ 3,000   $     79   $    --   $   301   $  3,380
                                                                                     --------
                                                                                           -
                                    ----      -----   -------   -------   ---------
  Operating expenses:
    Research and development....      --        487     3,161     6,909      9,330     6,964     5,199     25,086
    General and
      administrative............      --         58       559     1,042        996       728       982      3,637
                                                                                     --------
                                                                                           -
                                    ----      -----   -------   -------   ---------
         Total operating
           expenses.............      --        545     3,720     7,951     10,326     7,692     6,181     28,723
                                                                                     --------
                                                                                           -
                                    ----      -----   -------   -------   ---------
  Loss from operations..........      --       (545)   (3,720)   (4,951)   (10,247)   (7,692)   (5,880)   (25,343 )
  Interest income (expense),
    net.........................      --         22       140       (89)      (232)      (96)      407        248
  Provision for income taxes....      --         --        --      (101)        --        --        --       (101 )
                                                                                     --------
                                                                                           -
                                    ----      -----   -------   -------   ---------
  Net loss......................    $ --      $(523)  $(3,580)  $(5,141)  $(10,479)  $(7,788)  $(5,473)  $(25,196 )
                                    ====      =====   =======   =======   =========  =========
  Net loss per share(3).........                                          $  (1.65)  $ (1.23)  $ (0.72)
                                                                          =========  =========
  Weighted average common and
    common equivalent
    shares(3)...................                                             6,353     6,341     7,578
                                                                          =========  =========


                                                                                     MARCH 31, 1996
                                                                                -------------------------
                                                                                 ACTUAL    AS ADJUSTED(4)
                                                                                --------   --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments...........................  $ 24,216      $ 50,939
  Working capital.............................................................    22,703        49,426
  Total assets................................................................    26,936        53,659
  Long-term obligations, excluding current installments.......................       828           828
  Deficit accumulated during development stage................................   (25,196)      (25,196)
  Total stockholders' equity..................................................    24,517        51,240


- ---------------

(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriters."


(2) Excludes (i) 1,058,200 shares of Common Stock issuable upon the exercise of options outstanding as of May 31, 1996 (of which 211,000 are contingent on stockholder approval), and (ii) 197,450 shares of Common Stock issuable upon the exercise of warrants outstanding as of May 31, 1996. See
    "Management -- Stock Option Plans," "Description of Capital Stock" and "Underwriters."


(3) For a description of the computation of net loss per common and equivalent share, see Note 1 of Notes to Financial Statements.

(4) Adjusted to reflect the sale of the 1,750,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $16.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses). See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following principal risk factors in addition to the other information contained in this Prospectus.

NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT

     To achieve profitable operations on a continuing basis, the Company must successfully research, develop, test, obtain regulatory approval for, manufacture, introduce, market and distribute its products. The time frame necessary to achieve these goals for any individual product is long and uncertain. Most of the products currently under development by the Company will require significant additional research and development, preclinical and clinical testing and regulatory approval prior to commercialization. Additionally, any product the Company succeeds in developing and for which it gains regulatory approval must then compete for market acceptance and market share. There can be no assurance that the Company's products will prove to be effective or that physicians, patients, or clinical or hospital laboratories will accept the Company's products as readily as other forms of diagnosis and treatment or as readily as other newly developed therapeutic products and diagnostic imaging techniques. There can be no assurance that the Company's research and development efforts will be successful or that any given product will be safe or effective, capable of being manufactured economically in commercial quantities, developed in a timely fashion or successfully marketed. See "Business -- Products Under Development."

UNCERTAINTIES ASSOCIATED WITH CLINICAL TRIALS

     Pharmacyclics has conducted and plans to continue to undertake extensive and costly clinical testing to assess the safety and efficacy of its potential products. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of the Company's clinical trial protocols, existence of competing protocols, size of the patient population, proximity of patients to clinical sites and eligibility criteria for the study. Delays in patient enrollment will result in increased costs and delays, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the FDA may suspend clinical trials at any time if it concludes that the subjects or patients participating in such trials are being exposed to unacceptable health risks. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Further, there can be no assurance that clinical testing will show any current or future product candidate to be safe and effective for use in humans. See "Business -- Government Regulation."

NO ASSURANCE OF PRODUCT APPROVAL


     To date, none of the Company's products has been approved for sale in the U.S. or any international market. Satisfaction of regulatory requirements of the FDA, or similar requirements by foreign regulatory agencies, typically takes several years, and the time needed to satisfy them may vary substantially based upon the type, complexity and novelty of the pharmaceutical product. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products being developed by the Company on a timely basis, if at all. The Company submitted an NDA for its GADOLITE in September 1995. There can be no assurance that the FDA will decide that the NDA satisfies the criteria for approval. In addition, in June 1996 the Company filed a Market Authorization Application ("MAA") with the Medicines Control Agency in the United Kingdom for authorization to market GADOLITE. Although the process for regulatory approval in Western Europe is similar to that in the United States, there are numerous and sometimes unique risks associated with the approval of an MAA. There can be no assurance that such authorization will be granted, or even if granted in the United Kingdom, that authorization to market GADOLITE in other member states would be granted under the European Union's mutual recognition procedure.


     Delay in obtaining or failure to obtain regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the policies of the FDA and foreign regulatory bodies may change, and additional regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. Even if regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market.


     In addition to the drug approval requirements applicable to the Company's Lu-Tex product for photosensitization of certain cancers and atherosclerosis, the Company will also need to obtain the approval of the FDA and other foreign regulatory authorities for the laser, light emitting diode ("LED") and associated light delivery devices used in such treatments. Such device approval requires additional regulatory submissions both by the Company and by the manufacturers of such devices that must include clinical data obtained from the use of such light delivery devices with Lu-Tex for photodynamic therapy, and may result in additional delays or difficulties in obtaining approval for the use of Lu-Tex as a photosensitizer. Such light delivery device manufacturers currently are under no obligation to the Company to file or pursue such applications. See "Business -- Products Under Development" and "-- Government Regulation."

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company has incurred operating losses since its inception in 1991 and, as of March 31, 1996, had an accumulated deficit of approximately $25.2 million. The Company anticipates that such operating losses will continue over the next several years, as it continues to incur increasing costs of research and development, clinical and manufacturing activities. To date, the Company has not generated revenue from the commercial sale of its products and does not expect to receive any such revenue until calendar year 1997 at the earliest. All revenues to date have resulted from license and milestone payments and funding from a government research grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED MANUFACTURING AND MARKETING EXPERIENCE

     The Company must manufacture its products in commercial quantities either directly or through third parties, in compliance with regulatory requirements and at an acceptable cost. Except for GADOLITE, which is the subject of a manufacturing and supply agreement with Glaxo Wellcome Co. ("Glaxo"), the Company does not have access to the manufacturing capacity necessary to provide clinical and commercial quantities of the Company's products. Access to such manufacturing capacity is necessary for the Company to conduct clinical trials, obtain regulatory approval and commercialize its products. In October 1995, the Company entered into a memorandum of understanding and is currently negotiating a definitive agreement with Hoechst Celanese Corporation ("Hoechst Celanese"), a manufacturer of chemicals and pharmaceutical intermediates, for the process optimization, scale-up and clinical and commercial supply of Gd-Tex and Lu-Tex. There can be no assurance that such an agreement can be successfully completed or that Hoechst Celanese will deliver bulk-drug substance for either Gd-Tex or Lu-Tex on a timely or commercially attractive basis to the Company. A failure to successfully complete such agreement would, if the Company could not locate alternate manufacturing capabilities, have a material adverse impact on the Company's business, financial condition and results of operations. Prior to any regulatory approval of the Company's other products under development, the Company intends to negotiate supply agreements with manufacturers who will have the ability to manufacture, fill, label and package such materials prior to commercial introduction of such products. There are, however, a limited number of contract manufacturers that operate under current federal and state Good Manufacturing Practices ("GMP") regulations and are capable of manufacturing the Company's products. Accordingly, there can be no assurance that the Company will be able to enter into supply agreements on commercially acceptable terms or with manufacturers who will be able to deliver supplies in appropriate quantity and quality to develop and commercialize its products. Any interruption of supply of its products could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also has entered into a sales and distribution agreement with E-Z-EM, Inc. ("E-Z-EM") for North American sales, marketing and distribution of GADOLITE. The Company plans to enter into similar agreements to market GADOLITE in Europe and Asia. To date, however, no such arrangements have been established, and there can be no assurance that any such agreements will be entered into. To the extent that the Company determines not to, or is unable to, enter into co-promotion agreements or to arrange for third party distribution of its other products or to the extent that the agreement with E-Z-EM is terminated without a replacement agreement, significant additional resources will be required to develop a sales force. There can be no assurance that the Company will be able to establish such a sales force or enter into such co-promotion or distribution agreements. In addition, the Company currently has no arrangement for the sale and distribution of any of its other products under development.


     The Company has no expertise in the development of light sources and associated light delivery devices required for the Company's Lu-Tex photosensitizer program. Successful development, manufacturing, approval and distribution of the Company's photosensitization products will require third party arrangements for the required light sources, associated light delivery devices and other equipment. The Company currently obtains lasers from Coherent, Inc. ("Coherent") and LEDs from Quantum Devices, Inc. ("Quantum") on a purchase order basis, and such entities are under no obligation to continue to deliver light devices as an ongoing basis. Failure to maintain such relationships may require the Company to develop additional sources which may require additional regulatory approvals and could delay commercialization of the Company's Lu-Tex products under development. There can be no assurance that the Company will be able to establish or maintain relationships with other sources on a commercially reasonable basis, if at all, or that such devices will receive regulatory approval for use in photodynamic therapy. See "Business -- Collaborative Relationships" and "-- Manufacturing."


RELIANCE ON THIRD PARTY RELATIONSHIPS

     The Company has no manufacturing facilities for commercial production of its products under development, nor does the Company have experience in sales, marketing or distribution. The Company's strategy for commercialization of its products requires entering into various arrangements with corporate and other collaborators to conduct clinical trials and to manufacture, distribute and market its products. The Company will be dependent upon the success of these outside parties performing their responsibilities. There can be no assurance that such parties will perform their obligations as expected or that the Company's reliance on others for the clinical development, manufacturing, distribution and marketing of its products will not result in unforeseen problems. The Company does not have the ability to conduct these development activities in house. If one or more of these relationships were terminated or the organizations did not perform up to expectations, the clinical development of the Company's product candidates would likely be delayed and could be substantially impaired depending on the availability and quality of substitute development capabilities. See "Business -- Collaborative Relationships."

RAPID TECHNOLOGICAL CHANGE AND SUBSTANTIAL COMPETITION

     The pharmaceutical industry is subject to rapid and substantial technological change. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than the Company, as well as substantially more marketing, manufacturing, financial and managerial resources, and represent significant competition for the Company. Acquisitions of, or investments in, competing pharmaceutical companies by large collaborating partners could increase such competitors' financial, marketing, manufacturing and other resources. There can be no assurance that developments by others will not render the Company's products or technologies noncompetitive or obsolete, or that the Company will be able to keep pace with technological developments or other market factors. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar diagnostic, imaging and/or therapeutic effects than products being developed by the Company. The Company is aware that one of its competitors in the market for photodynamic therapy drugs has received marketing approval for certain indications in the U.S., Canada, The Netherlands, France and Japan for Photofrin. There can be no assurance that the Company's competitors will not develop products that are safer, more effective and less costly than the products developed by the Company and, therefore, present a serious competitive threat to the Company's product offerings.

     Further, the medical indications for which the Company is developing its therapeutic products also can be treated, in the case of cancer, by surgery, radiation and chemotherapy, and in the case of atherosclerosis, by surgery (e.g., bypass), angioplasty, atherectomy, the use of stents and drug therapy. These treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other therapies for cancer and atherosclerosis could make such other therapies more efficacious or cost-effective than Lu-Tex and could render the Company's technology noncompetitive or obsolete. Also, there can be no assurance that physicians will use either Gd-Tex as a radiation sensitizer or chemosensitizer in the case of cancer or Lu-Tex as a photosensitizer in the case of cancer or atherosclerosis to replace or supplement established treatments for such diseases or that the therapeutic products the Company is developing will become competitive with current or future treatments. Further, some companies developing photodynamic therapy products are developing specialized light delivery devices for such products, which when integrated with their product offering may afford them a competitive advantage relative to the Company's strategy of sourcing such devices from third parties. See "Business -- Competition."

REQUIREMENTS FOR ADDITIONAL FINANCING AND ACCESS TO CAPITAL MARKETS


     The Company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of its products. The Company will require additional funds for these purposes, to establish additional clinical and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of its products. The Company believes that its cash, cash equivalents and short-term investments and amounts available under a capital lease agreement, together with the net proceeds of this Offering, will be adequate to satisfy its capital needs through calendar 1998. However, the actual amount of the Company's capital requirements will depend on many factors, including the status of the development of products, the time and costs involved in conducting clinical trials, obtaining regulatory approvals, and filing, prosecuting and enforcing patent claims; competing technological and market developments; and the ability of the Company to market and distribute its products and establish new collaborative and licensing arrangements. The Company will attempt to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. No assurance can be given that such additional funds will be available on acceptable terms, if at all. If adequate funds are not available from operations or additional sources of financing, the Company's business, financial condition and results of operations, will be materially and adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DEPENDENCE UPON QUALIFIED AND KEY PERSONNEL

     The Company's ability to maintain its competitive position depends on its ability to attract and retain qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract or retain such persons. The loss of key personnel or the failure to recruit additional personnel or to develop needed expertise could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company relies on consultants and advisors to assist in formulating its research and development strategy. All of the Company's consultants and advisors are employed by entities other than the Company and may have commitments to or consulting or advisory contracts with other entities that may affect their ability to contribute to the Company.

UNCERTAINTIES REGARDING PATENTS AND PROPRIETARY RIGHTS

     The Company's success depends in part on its ability to obtain patent protection for its products and preserve its trade secrets. In the U.S., the Company owns or has exclusive rights to 23 issued patents, 12 allowed, and 41 pending patent applications. Outside the U.S., the Company is the owner or exclusive licensee of four counterpart patents, one allowed and 42 pending counterpart patent applications. There can be no assurance that the Company's patent applications will result in additional patents being issued or that issued patents will afford protection against competitors with similar technology, nor can there be any assurance that any patents issued to the Company will not be infringed by or designed around by others. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office in proceedings instituted by third parties or otherwise found to be invalid or unenforceable. Moreover, the Company believes that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws, and believes the protection provided by foreign patents, if obtained, may be weaker than that provided by domestic patents.

     The Company has not conducted an extensive search of patents issued to other companies, research or academic institutions or others, and no assurance can be given that such patents do not exist, have not been filed or could not be filed or issued which contain claims relating to the Company's technology, products or processes. Because of the number of patents issued and patent applications filed relating to biometallic and expanded porphyrin chemistries, Pharmacyclics believes there is a significant risk that current and potential competitors and other third parties have filed or in the future will file applications for, or have received or in the future will receive, patents and will obtain additional proprietary rights relating to materials or processes used or proposed to be used by the Company. If such patents have been or become issued, the holders of such patents may bring claims against the Company for infringement which may have a material adverse effect on the Company's business, financial condition and results of operations. As a result, the Company may be required to obtain licenses from others to develop, manufacture or market its products. There can be no assurance that the Company will be able to obtain any such licenses on commercially reasonable terms, if at all.

     The Company is aware of several U.S. patents owned by or licensed to Schering AG that relate to MRI contrast agents. Schering AG has sent communications to the Company suggesting that GADOLITE may infringe certain of such Schering AG patents. The Company has obtained advice of special patent counsel that the technologies employed by the Company for its imaging products under development do not infringe the claims of such patents. A determination of the infringement of any such patents could have a material adverse effect on the Company's business. There can be no assurance that Schering AG will not seek to assert such patent rights against the Company, which would result in significant legal costs and require substantial management resources. The Company is aware that Schering AG has asserted such rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering AG with respect to one or more such patents. There can be no assurance that the Company would be able to obtain a license from Schering AG, if required, on commercially reasonable terms, if at all.

     The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its employees, consultants, suppliers and licensees. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, that others will not otherwise gain access to the Company's proprietary technology, or disclose such technology, or that the Company can meaningfully protect its rights in such unpatented proprietary technology. See "Business -- Patents and Proprietary Technology" and "Experts."

UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM

     The future revenues and profitability of pharmaceutical and related companies as well as the availability of capital to such companies may be affected by the continuing efforts of government and third party payors to contain or reduce costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the U.S., given recent federal and state government initiatives directed at lowering the total cost of health care, it is likely that the U.S. Congress and state legislatures will continue to focus on health care reform and the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of such products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the U.S. and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to operate profitably. See "Business -- Government Regulation -- Third Party Reimbursement and Health Care Reform."

PRODUCT LIABILITY EXPOSURE

     The testing, manufacturing, marketing and sale of the products under development by the Company entail an inherent risk that product liability claims will be asserted against the Company. Although the Company is insured against such risks up to a $3 million annual aggregate limit in connection with human clinical trials and commercial sales of its products under development, there can be no assurance that the Company's present product liability insurance is adequate. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations and may prevent the Company from obtaining adequate product liability insurance in the future on commercially reasonable terms. In addition, there can be no assurance that product liability coverage will continue to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by the Company. A product liability claim or recall would have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

     The manufacturing and marketing of the Company's products and its research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the U.S. and other countries. Clinical trials, manufacturing and marketing of products are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. To date, the Company has not received regulatory approval in the U.S. or any foreign jurisdiction for the commercial sale of any of its products. There can be no assurance that requisite FDA approvals or those of foreign regulatory authorities will be obtained on a timely basis, if at all, or that any approvals granted will cover the clinical indications for which the Company may seek approval. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Failure to obtain or maintain requisite governmental approvals, failure to obtain approvals of the clinically intended uses or the identification of adverse side effects of the Company's products under development could delay or preclude the Company from further developing a particular product or from marketing its products, or could limit the commercial use of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

ENVIRONMENTAL REGULATION

     In connection with its research and development activities and its manufacturing materials and products, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although the Company believes that it has complied with these laws, regulations and policies in all material respects and has not been required to take any significant action to correct any material noncompliance, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. See "Business -- Government
Regulation -- Environmental Regulation."

CONTROL BY EXISTING STOCKHOLDERS


     Upon completion of this Offering, the Company's officers, directors and principal stockholders, and certain of their affiliates, will beneficially own approximately 48.6% of the Company's outstanding Common Stock, or approximately 45.1% if the Underwriters' over-allotment option is exercised in full. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. Additionally, these stockholders will have significant influence over major corporate transactions as well as the election of directors of the Company and control over board decisions. See "Principal Stockholders" and "Description of Capital Stock."


VOLATILITY OF STOCK PRICE; NO DIVIDENDS

     The market prices for securities of pharmaceutical and biotechnology companies (including the Company) have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Future announcements concerning the Company, its competitors or other pharmaceutical and biotechnology companies including the results of testing and clinical trials, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by the Company or others and general market conditions may have a significant effect on the market price of the Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE


     Based on shares outstanding as of May 31, 1996, the Company will have 10,277,605 shares of Common Stock outstanding upon completion of this Offering. Subject to the lock-up agreements noted below, virtually all of these outstanding shares currently are available for resale without restriction. For a period of 90 days from the date of this Prospectus, however, all of the Company's executive officers and directors (and any investment funds with which they may be affiliated) and certain of its other stockholders have agreed not to sell or otherwise dispose of any of their shares of Common Stock (which aggregate approximately 5,377,000 shares plus an additional approximately 650,000 shares of Common Stock exercisable under stock options and warrants) without the prior written consent of Morgan Stanley & Co Incorporated. In addition, as of May 31, 1996, there were outstanding options to purchase a total of approximately 847,200 shares, excluding 211,000 options contingent on stockholder approval, of the Company's Common Stock under the stock option plans of the Company, of which 529,000 were subject to lockups as described above. Sale of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. See "Principal Stockholders" and "Underwriters."


DILUTION TO PUBLIC INVESTORS


     The public offering price will exceed the Company's net tangible book value per share immediately after the Offering. As a result, purchasers of the shares of Common Stock offered hereby will experience immediate, substantial dilution to net tangible book value in an amount equal to $11.51 per share. In addition, further dilution will occur upon the exercise of outstanding options to purchase the Common Stock. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from this Offering (at an assumed public offering price of $16.50 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be approximately $26.7 million ($30.8 million if the over-allotment option is exercised in full).



     The Company intends to use approximately $9.0 million of the net proceeds raised in this Offering to fund research and development and third party manufacturing of product supply for its therapeutic and diagnostic imaging programs, approximately $9.0 million of such proceeds to conduct its clinical trials, approximately $3.0 million for capital expenditures and the remaining net proceeds for general corporate purposes. Portions of the net proceeds may also be used to fund acquisitions of or investments in complementary businesses, products or technologies, although no transactions are currently pending. The actual amount of the Company's capital requirements will depend on many factors, including the status of the development of products, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments and the ability of the Company to establish new collaborative and licensing arrangements. The Company reserves the right, at the discretion of its Board of Directors, to reallocate its use of the proceeds of this Offering in response to these and other factors. The Company will attempt to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     The Company believes that its cash, cash equivalents and short-term investments and amounts available under a capital lease agreement, together with the net proceeds of this Offering, will be adequate to satisfy its capital needs through calendar 1998. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this Offering in investment-grade interest-bearing securities.


                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Since October 23, 1995, the date of the Company's initial public offering, the Company's Common Stock has traded on The Nasdaq National Market under the symbol "PCYC." The following table sets forth for the periods indicated the high and low reported sale prices as reported by The Nasdaq National Market.


                                                                          COMMON
                                                                        STOCK PRICE
                                                                       -------------
                                                                       HIGH     LOW
                                                                       ----     ----
        Fiscal Year Ending June 30, 1996
             Second Quarter (commencing October 23, 1995)............  $16 3/4  $ 12
             Third Quarter...........................................    15     12 3/4
             Fourth Quarter (through July 9, 1996)...................  20 1/4   13 3/4



     On July 9, 1996, the last reported sale price for the Company's Common Stock on The Nasdaq National Market was $16 1/2. On May 31, 1996, there were approximately 90 holders of record of the Company's Common Stock.


     The Company has never declared or paid any cash dividends on the Common Stock. The Company expects to retain any earnings for the development and expansion of its business and, therefore, does not intend to pay dividends on its Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, its financial condition, capital requirements and other factors as the Company's Board of Directors may deem relevant.

                                 CAPITALIZATION


     The following table sets forth the actual short-term debt and capitalization of the Company at March 31, 1996, and as adjusted to give effect to the sale of the 1,750,000 shares offered hereby at an assumed public offering price of $16.50 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses.



                                                                            MARCH 31, 1996
                                                                         ---------------------
                                                                                         AS
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Current portion of capital lease obligations...........................  $  1,020     $  1,020
                                                                         ========     ========
Capital lease obligations, less current portion........................  $    727     $    727
Stockholders' equity:
  Preferred stock: $.0001 par value, 1,000,000 shares authorized, no
     shares issued and outstanding, actual and as adjusted.............        --           --
  Common stock: $.0001 par value, 12,000,000 shares authorized,
     8,511,258 shares issued and outstanding, 10,261,258 shares issued
     and outstanding as adjusted.......................................         1            1
  Additional paid-in capital...........................................    49,712       76,435
  Deficit accumulated during development stage.........................   (25,196)     (25,196)
                                                                         --------     --------
          Total stockholders' equity...................................    24,517       51,240
                                                                         --------     --------
          Total capitalization.........................................  $ 25,244     $ 51,967
                                                                         ========     ========

                                    DILUTION


     The net tangible book value of the Company at March 31, 1996 was $24.5 million, or approximately $2.88 per share. "Net tangible book value per share" represents the total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in such net tangible book value after March 31, 1996, other than to give effect to the sale by the Company of the 1,750,000 shares offered hereby (at an assumed public offering price of $16.50 per share and after deduction of estimated underwriting discounts and commissions and estimated offering expenses), the net tangible book value of the Company at March 31, 1996 would have been $51.2 million, or $4.99 per share, representing an immediate increase in net tangible book value of $2.11 per share to existing stockholders and an immediate dilution of $11.51 per share to new investors. The following table illustrates this per share dilution:



Assumed public offering price per share(1).................................             $16.50
  Net tangible book value per share before offering........................  $ 2.88
  Increase per share attributable to new investors.........................    2.11
                                                                             ------
Net tangible book value per share after offering...........................               4.99
                                                                                        ------
Dilution to new investors..................................................             $11.51
                                                                                        ======


- ---------------
(1) Before deduction of estimated underwriting discounts and commissions and estimated offering expenses associated with the Offering.

     The following table summarizes, on an as adjusted basis as of March 31, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total cash consideration paid, and the average cash price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in this Offering:


                                                                        TOTAL CASH             AVERAGE
                                          SHARES PURCHASED             CONSIDERATION            CASH
                                       ----------------------     -----------------------       PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                       ----------     -------     -----------     -------     ---------
Existing stockholders................   8,511,258        83%      $52,406,213        64%       $  6.16
New investors........................   1,750,000        17%       28,875,000        36%       $ 16.50
                                         --------        ---         --------        ---
          Total......................  10,261,258       100%      $81,281,213       100%       $  7.92
                                         ========        ===         ========        ===



     The foregoing tables and calculations assume no exercise of outstanding options and warrants. At March 31, 1996, there were 785,000 shares of Common Stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of approximately $5.94 per share and (ii) 197,540 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of approximately $7.10 per share. To the extent that these options and warrants are exercised there will be further dilution to new investors. See "Management -- Executive Compensation and Other Information" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

     The selected financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, the financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for the three years ended June 30, 1993, 1994 and 1995, for the nine months ended March 31, 1996 and for the period from April 1991 (inception) through March 31, 1996, and the balance sheet data at June 30, 1994 and 1995 and March 31, 1996 are derived from the financial statements of the Company audited by Price Waterhouse LLP, independent accountants, which are included elsewhere in this Prospectus. The statement of operations data for the nine months ended March 31, 1995 has been prepared on a basis consistent with the audited statement of operations and derived from the unaudited statement of operations also appearing herein which, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results of operations of the Company for the unaudited interim period. The statement of operations data for the period from April 1991 (inception) through June 30, 1991 and the year ended June 30, 1992 and the balance sheet data at June 30, 1991, 1992 and 1993 are derived from audited financial statements of the Company not included herein.

                                                                                             NINE MONTHS ENDED
                                  APRIL 1991                                                                        APRIL 1991
                                  (INCEPTION)           FISCAL YEAR ENDED JUNE 30,               MARCH 31,          (INCEPTION)
                                    THROUGH       ---------------------------------------    ------------------       THROUGH
                                 JUNE 30, 1991    1992      1993       1994        1995       1995       1996     MARCH 31, 1996
                                ---------------   -----    -------    -------    --------    -------    -------   ---------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    License and grant
      revenues.................     $    --       $  --    $    --    $ 3,000    $     79    $    --    $   301      $   3,380
                                                  ------                                     --------   --------
                                                     --                                            -          -
                                    -------                --------   --------   ---------                           ---------
  Operating expenses:
    Research and development...          --         487      3,161      6,909       9,330      6,964      5,199         25,086
    General and
      administrative...........          --          58        559      1,042         996        728        982          3,637
                                                  ------                                     --------   --------
                                                     --                                            -          -
                                    -------                --------   --------   ---------                           ---------
         Total operating
           expenses............          --         545      3,720      7,951      10,326      7,692      6,181         28,723
                                                  ------                                     --------   --------
                                                     --                                            -          -
                                    -------                --------   --------   ---------                           ---------
  Loss from operations.........          --        (545)    (3,720)    (4,951)    (10,247)    (7,692)    (5,880)       (25,343)
  Interest income (expense),
    net........................          --          22        140        (89)       (232)       (96)       407            248
                                                  ------                                     --------   --------
                                                     --                                            -          -
                                    -------                --------   --------   ---------                           ---------
  Loss before income taxes.....          --        (523)    (3,580)    (5,040)    (10,479)    (7,788)    (5,473)       (25,095)
  Provision for income taxes...          --          --         --       (101)         --         --         --           (101)
                                                  ------                                     --------   --------
                                                     --                                            -          -
                                    -------                --------   --------   ---------                           ---------
  Net loss.....................     $    --       $(523)   $(3,580)   $(5,141)   $(10,479)   $(7,788)   $(5,473)     $ (25,196)
                                    =======       ======== ========   ========   =========   =========  =========    =========
  Net loss per share (1).......                                                  $  (1.65)   $ (1.23)   $ (0.72)
                                                                                 =========   =========  =========
  Weighted average common and
    common equivalent shares
    (1)........................                                                     6,353      6,341      7,578
                                                                                 =========   =========  =========

                                                                             JUNE 30,
                                                       ----------------------------------------------------     MARCH 31,
                                                       1991      1992       1993        1994         1995         1996
                                                       ----     ------     -------     -------     --------     ---------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments......................................   $6      $2,116     $ 6,196     $ 8,690     $    376     $ 24,216
  Working capital (deficit)..........................    6       2,111       5,867       7,375       (3,155)      22,703
  Total assets.......................................    6       2,157       6,880      12,050        3,539       26,936
  Long-term obligations, excluding current
    installments.....................................   --          --         228       1,901        1,496          828
  Deficit accumulated during the development stage...   --        (523)     (4,103)     (9,244)     (19,723)     (25,196 )
  Total stockholders' equity (deficit)...............    6       2,152       6,249       8,769       (1,652)      24,517

- ---------------
(1) See Note 1 of Notes to Financial Statements for a description of the computation of net loss per share.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                           AND RESULTS OF OPERATIONS


     This Prospectus contains estimates and other forward-looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "Risk Factors." While this outlook represents the Company's current judgment on the future direction of its business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested in this Management's Discussion and Analysis of Financial Condition and Results of Operations.


     The following discussion should be read in conjunction with Pharmacyclics' financial statements and the related notes thereto.


OVERVIEW

     During the period from its inception in April 1991 through the fiscal year ended June 30, 1992, the Company was engaged in organizational activities, including negotiating agreements with The University of Texas with respect to licensing of certain aspects of its core technology in biometallic chemistry and recruiting scientific and management personnel. Since June 1992 the Company has devoted substantially all of its resources to the research and development of proprietary pharmaceutical products to facilitate and improve treatments for cancer and atherosclerosis and to improve certain diagnostic imaging procedures. As these products are still under development, no revenues have been derived from the sale of products and the Company does not expect to receive revenues from the sale of any of its products until calendar year 1997 at the earliest.

     The Company has financed its operations primarily through the sale of equity securities and, in October 1995, completed its initial public offering, issuing 2,383,450 shares of its Common Stock, resulting in net proceeds of approximately $26.0 million. In addition, cash has been received in connection with entering into certain product licenses and license option agreements. No revenues have been derived from the sale of products under development. The Company is pursuing additional collaborative agreements for the financing of its research and development efforts and for the commercialization of its products. However, no assurance can be given that these efforts will result in any such agreements or that the Company will obtain significant revenues therefrom.

     The Company has been unprofitable since inception and had an accumulated deficit of $25.2 million at March 31, 1996. Successful future operations depend upon the Company's ability to develop, to obtain regulatory approval for and to commercialize its products, of which there can be no assurance. The Company will require additional funds to complete the development of its products and to fund operating losses that are expected to be incurred in the next several years.

RESULTS OF OPERATIONS

     NINE MONTHS ENDED MARCH 31, 1996 AND 1995

     Revenues. Revenue for the nine months ended March 31, 1996 includes two payments received pursuant to an August 1995 product distribution agreement with E-Z-EM. Under this agreement, the Company recorded $250,000 as revenue (net of royalties paid to The University of Texas ("UT")) for the nine month period. In addition, the Company received $51,000 under a Small Business Innovation Research ("SBIR") grant from the National Cancer Institute during the same period. There was no revenue recognized during the nine months ended March 31, 1995.

     Research and Development. Research and development expenses totaled $5.2 million for the nine months ended March 31, 1996, compared to $7.0 million during the same period in the prior fiscal year. This 26% decrease was due to fluctuations in the level of clinical activity relating to the Company's products. During the period ended March 31, 1995, the Company was conducting Phase III studies of GADOLITE and completing the preclinical studies required for an Investigational New Drug ("IND") application filing for Gd-Tex. By comparison, the period ended March 31, 1996 included a Phase I trial for Lu-Tex and Phase I and Phase I/II trial for Gd-Tex, each of which required a lower number of patients. There will continue to be significant period-to-period variations in research and development expenses related to the timing of clinical and preclinical trials and other research activities. The Company currently expects its research and development expenses to increase in the future periods due to planned expansion in clinical trials and research activities.

     General and Administrative. General and administrative expenses totaled $982,000 in the nine months ended March 31, 1996, compared to $728,000 during the same period in the prior fiscal year, an increase of 35%. This increase was primarily the result of insurance, professional services and other expenses related to conducting business as a public company. The Company expects that costs related to being a public company will result in higher levels of general and administrative expenditures in future quarters.

     Interest Income/Expense. Interest income, net of interest expense, totaled $407,000 for the nine months ended March 31, 1996, compared to net interest expense of $96,000 for the same period in the prior fiscal year. The increase in interest income is the result of interest earned on the proceeds from the Company's initial public offering completed in October 1995.

     FISCAL YEARS ENDED JUNE 30, 1995 AND 1994

     Revenues. During the fiscal year ended June 30, 1994, the Company recognized $2.0 million under an option whereby the Company agreed, for six months, to refrain from entering into any discussions or agreements relating to licensing certain technology. No license agreement was consummated pursuant to this option. The Company also recognized $1.0 million under an agreement for the development and commercialization of certain diagnostic imaging products in certain Asian countries. This agreement was terminated during fiscal 1995. See
Note 7 of Notes to Financial Statements.

     Revenues for the fiscal year ended June 30, 1995 comprised a license fee from Cook, Incorporated and a SBIR grant from the National Cancer Institute. The license fee was for the non-exclusive use of Pharmacyclics' technology in producing MRI detectable catheters. See "Business -- Collaborative Relationships." The SBIR grant covered early research on cancer therapy with RNA cleaving agents.

     Research and Development. Research and development expenses increased from $6.9 million in the fiscal year ended June 30, 1994 to $9.3 million in the fiscal year ended June 30, 1995. These increases were primarily the result of payments to third parties, hiring additional staff and developing the infrastructure required to advance products from research into clinical trials. The increase in fiscal 1995 reflects costs associated with commencement of the GADOLITE Phase II and III clinical studies. In addition, expenses related to Phase I clinical studies for Gd-Tex for cancer therapy began in January 1995.

     General and Administrative. General and administrative expenses decreased from $1.0 million in the fiscal year ended June 30, 1994 to $996,000 in the fiscal year ended June 30, 1995.

     Interest Income/Expense. Interest expense, net of interest income, during the fiscal years ended June 30, 1994 and 1995 was $89,000 and $232,000 respectively, and resulted from borrowings associated with capital lease financing and notes payable which offset interest on income from cash equivalents and short-term investments. This increase reflects interest on lease lines resulting from growth in equipment and facilities.

     Income Taxes. At June 30, 1995 and 1994, the Company had net operating loss carryforwards of approximately $15.5 million and $8.0 million and tax credit carryforwards of approximately $1.1 million and $600,000 for federal and state income tax reporting purposes, respectively. These amounts expire at various times through 2010. A change of ownership, as defined under Section 382 of the Internal Revenue Code, occurred as a result of the Company's initial public offering. Accordingly, utilization of approximately $17.0 million of the Company's net operating loss carryforwards will be subject to an annual limitation of approximately $4.0 million. See Note 5 of Notes to Financial Statements.

     The tax provision of $101,000 in fiscal year ended June 30, 1994 relates primarily to foreign withholding taxes associated with amounts received under development and marketing agreements in certain Asian countries terminated during fiscal 1995.

     FISCAL YEARS ENDED JUNE 30, 1994 AND 1993

     Revenues. The Company had no revenues in the fiscal year ended June 30, 1993. During the fiscal year ended June 30, 1994, the Company had revenues of $3.0 million.

     Research and Development. Research and development expenses increased from $3.2 million in the fiscal year ended June 30, 1993 to $6.9 million in the fiscal year ended June 30, 1994. These increases were primarily the result of payments to third parties, hiring additional staff and developing the infrastructure required to advance products from research into clinical trials.

     General and Administrative. General and administrative expenses increased from $559,000 in the fiscal year ended June 30, 1993 to $1.0 million in the fiscal year ended June 30, 1994. The increase in the level of general and administrative expenses reflects the investment in additional personnel and expanded facility and infrastructure to support the Company's operations.

     Interest Income/Expense. Interest income, net of interest expense, of $140,000 during fiscal 1993 resulted from interest on cash balances. In fiscal 1994 interest expense exceeded interest earned by $89,000 as interest on lease lines reflected growth in equipment and facilities.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations since inception through March 31, 1996 primarily through the sale of equity securities, payments under third party agreements and proceeds from its initial public offering. From inception through March 31, 1996, the Company has used approximately $23.1 million of cash for operating activities and approximately $2.5 million of cash for the purchase of laboratory and office equipment and payments under capital lease agreements.

     Net cash used in operating activities of $5.2 million during the nine months ended March 31, 1996, resulted primarily from the net loss incurred during that period and a reduction in accounts payable, offset partially by increases in accrued liabilities, prepaid expenses and depreciation expense. On March 31, 1996, the Company had approximately $24.3 million in cash, cash equivalents and short-term investments.


     The Company expects to incur ongoing levels of expenditures which may not only fluctuate from quarter to quarter but which are expected to increase as the levels of clinical activity for the Company's products under development increases. Additional expenditures may occur in commercializing the Company's first product, GADOLITE. As a result of both these factors, as well as the costs associated with being a public company, the Company expects to report increased expenses for research and development and general and administrative activities for at least the next several years. The Company's future liquidity and capital requirements will depend upon numerous factors, including the progress of the Company's product development efforts, the progress of the Company's clinical trials, actions relating to regulatory matters, the costs and timing of expansion of product development, manufacturing, marketing and sales activities, future third-party collaborations, the extent to which the Company's products gain market acceptance, and competitive developments. Although the Company believes that the proceeds from this Offering together with the Company's current cash, cash equivalents and short-term investments will be sufficient to meet the Company's operating and capital requirements through calendar 1998, there can be no assurance that the Company will not require additional financing within this time frame.



     The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to existing stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Requirements for Additional Financing and Access to Capital Markets."

FUTURE POSSIBLE COMPENSATION EXPENSE

     In May 1996, the Company granted to certain employees options to purchase approximately 211,000 shares of Common Stock at $17.75 per share (the then fair market value of such shares). Approximately 160,000 of such options were in excess of the number of options authorized to be granted under the Company's 1995 Stock Option Plan. The Company expects to grant additional options to purchase approximately 200,000 shares of Common Stock prior to the 1996 Annual Meeting of Stockholders currently scheduled for December 1996 (the "Annual Meeting"), with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. All such option grants are subject to stockholder approval at the Annual Meeting. As a result, in the event the fair market value of the Company's Common Stock on the date of the Annual Meeting exceeds the exercise price of the respective stock options, the Company will be required to record compensation expense in an amount equal to such difference multiplied by the number of shares subject to such option and recognized on a straight-line basis over the vesting period of the option, generally five years.

                                    BUSINESS

     Pharmacyclics is developing patented pharmaceutical products designed to improve radiation and chemotherapy of cancer, enable or improve the photodynamic therapy of certain cancers and atherosclerotic cardiovascular disease, and enhance certain diagnostic imaging techniques. These products address significant market opportunities and are intended to enhance existing medical procedures and improve the ability of physicians to treat or manage life threatening and serious conditions. Such products are derived primarily from Pharmacyclics' core technology in designing and synthesizing small molecules called expanded porphyrins, which bind metals in a way that allows the resulting molecule to capture and focus energy to perform specific therapeutic and diagnostic functions.

     The Company's proprietary expanded porphyrins, called "texaphyrins," are small, ring-shaped molecules that localize in cancer cells and atherosclerotic plaque where they can be exposed to forms of energy that activate the molecules to eliminate diseased tissue. The physical and chemical characteristics of the texaphyrin molecules are determined by the type of metal inserted into the ring and the form of energy applied to activate the molecule. For example, texaphyrins can be synthesized to focus and transform X-ray, chemical or light energy into other forms of energy capable of producing localized destruction of diseased tissue. This forms the basis for the use of texaphyrins as radiation sensitizers, chemosensitizers and photosensitizers. One such molecule, Lu-Tex, is being developed as a photosensitizing agent for use in photodynamic therapy, and a second, Gd-Tex, is being developed for use as a radiation sensitizer and chemosensitizer. Lu-Tex is in multicenter Phase I clinical testing to evaluate its safety and efficacy in the treatment of certain invasive cancers which are accessible to illumination by externally applied light. Gd-Tex is currently in Phase I and multicenter Phase I/II clinical testing as a radiation sensitizer to improve the efficacy and safety of radiation therapy of certain cancers. Gd-Tex also is being developed to potentiate the activity of certain cancer chemotherapy drugs. Based on the Company's unique metal binding technology, it has developed GADOLITE for use as an oral contrast agent in patients undergoing MRI of the abdomen or pelvis. In September 1995, the Company submitted an NDA with the FDA for GADOLITE.

     The Company's strategy is to apply its core biometallic chemistry and expanded porphyrin technology to develop a diverse product portfolio. Pharmacyclics is leveraging its core technology and products by establishing relationships with third parties intended to augment its research and development activities and to provide manufacturing capacity and sales and marketing capabilities. To date, the Company has retained worldwide marketing rights for its therapeutic products. The Company also dedicates significant resources to build and protect its intellectual property rights in the U.S. and abroad.

MARKET OVERVIEW

     CANCER

     Cancers result from the uncontrolled proliferation of cells that invade adjacent normal tissues and organs and interfere with their function. In some cases, cancer cells become dislodged from their primary site and spread, or metastasize, to other anatomic sites. Cancers can arise in almost any location in the body. In the U.S., there are approximately 1.3 million new cases of cancer per year and the incidence of cancer is increasing. Over seven million people in the U.S. today have been diagnosed with cancer, resulting in estimated annual direct and indirect medical costs of over $50 billion associated with the management of cancer. Selection of appropriate therapy depends on careful assessment of the size, location and existence of metastases of the tumor using diagnostic imaging procedures such as computerized tomography ("CT") and MRI, which may be further enhanced by the use of contrast agents.

     Once the extent of disease has been determined, cancer therapy typically includes some combination of surgery, radiation therapy or chemotherapy. Unfortunately, many tumors are not controlled with surgery because of their size, location or presence of metastases. In these cases, radiation therapy or chemotherapy are frequently used. Radiation therapy is applied by physicians specializing in radiation oncology. There are approximately 3,000 such physicians based in 1,300 radiation treatment centers in the U.S. Chemotherapy is usually prescribed by physicians who specialize in medical oncology and there are about 6,000 such specialists in the U.S.

     Chemotherapy and radiation therapy destroy both healthy and diseased cells and cause serious side effects because their cytotoxic effects are not adequately selective. Substantial research in cancer treatment has been directed toward improving the efficacy of existing therapy while reducing toxicity, in addition to searching for new treatment approaches.

     Radiation Therapy for Cancer. Radiation therapy is administered to the anatomic site where the tumor is located, known as the treatment field, while adjacent normal tissues are shielded to minimize radiation toxicity, and is usually given several times per week over a period of two to six weeks. Irradiation of tissues generates free radicals and electrons (highly reactive and short-lived molecules and particles) that attack intracellular molecules such as DNA and lead to cell death. Treatment planning and definition of the treatment field is highly dependent on imaging procedures which are required to determine the location and size of the tumor and its relationship to adjacent normal tissues.

     Of the over one million newly-diagnosed cancer patients each year in the U.S., an estimated 50% will be treated with radiation therapy as part of their initial disease management. This includes patients with cancers of the lung, breast, prostate, head and neck region and other anatomic sites. In addition, approximately 150,000 patients with persistent or recurrent disease also will receive radiation therapy. In total, approximately 700,000 patients receive radiation therapy for cancer each year in the U.S. Depending on the complexity and duration of treatment, a course of radiation therapy for cancer can cost between $10,000 and $25,000. While there currently are no approved radiation sensitizers, certain chemotherapy agents are frequently used off-label to increase the effectiveness of radiation therapy. However, the use of chemotherapy agents as radiation sensitizers is typically limited by lack of tumor localization and by systemic toxicity. Optimally, a radiation sensitizer should be safe, simple to administer to the patient and potentiate the effect of radiation at the tumor site and not the adjacent normal tissue.

     Chemotherapy of Cancer. In the U.S., over 350,000 patients per year receive cytotoxic chemotherapy for treatment of many types of cancer. The effectiveness of chemotherapy agents usually is limited by their serious or life threatening side effects. These side effects often include nausea and vomiting, suppression of white blood cell and platelet counts, renal toxicity, pulmonary toxicity, neurotoxicity and cardiac toxicity. Chemotherapy drugs distribute throughout the body in normal tissues as well as in the tumor. The cytotoxic effects to normal tissues is dose-limiting for most of these drugs, resulting in a very narrow therapeutic margin. Many recent advances in medical oncology have resulted from the discovery of drugs that ameliorate the side effects of chemotherapy agents, such as anti-emetics and blood cell growth factors which allow for use of higher doses of chemotherapy. Chemosensitizers are drugs which potentiate the anti-tumor activity of cancer chemotherapy agents. Although certain chemosensitizers have been tested experimentally, no such agents are yet approved. Ideally, a chemosensitizer should be safe, simple to administer to the patient and potentiate the activity of the cytotoxic chemotherapy agent in the tumor but not in any normal tissues or organs, thereby increasing the therapeutic margin.

     Photodynamic Therapy for Cancer. Photodynamic therapy, also known as photochemotherapy, is an emerging cancer treatment based on the combined effects of visible light and a photosensitizing drug. Photosensitizers are activated by exposure to light of a specific wavelength. In this procedure, a photosensitizing agent which accumulates in tumors is injected into the patient. The tumor site is then illuminated with visible light of a particular energy and wavelength that is absorbed by the photosensitizer, creating excited state oxygen molecules in those tissues in which the drug has localized. These molecules are highly reactive with cellular components and cause tumor cell death. Recently, the first photosensitizing agent was approved by the FDA for treatment of obstructing cancers of the esophagus.

     To date, photodynamic therapy has been restricted to treatment of superficial or small lesions because existing photosensitizers have been unable to absorb light of a wavelength capable of penetrating deeply into tissues. Other limitations of photosensitizers have included unfavorable biolocalization, prolonged retention in the body, skin phototoxicity and insolubility in water, complicating intravenous administration. In addition, some tumors, including malignant melanoma, contain pigments which have not allowed adequate penetration of light for photodynamic therapy.

     Optimally, a photosensitizer should accumulate selectively in tumors and be capable of activation with a wavelength of light that is able to penetrate through tissue, blood and darkly pigmented skin, in order to treat larger or more deeply situated tumors. Ideally the treatment should be accomplished in a single outpatient visit. Other important features include safety, lack of skin phototoxicity and simple administration of the agent to the patient.

     ATHEROSCLEROSIS

     Atherosclerosis is a progressive and degenerative vascular disease in which cholesterol and other fatty materials are deposited in the walls of blood vessels, forming a build-up known as plaque. The accumulation of plaque narrows the interior of the blood vessels, thereby reducing blood flow. Atherosclerosis in the coronary arteries can lead to heart attack and death. In peripheral vessels, atherosclerosis can lead to decreased mobility, loss of function and other complications such as strokes. Current treatments for atherosclerosis include surgery and other techniques aimed at removing or relieving the plaque. Procedures utilizing intravascular devices to mechanically remove or compress the obstructing lesion include atherectomy and angioplasty, often with stent placement, are currently performed on over 400,000 patients per year in the U.S. These procedures require the use of anticoagulant drugs and, although the use of stents has reduced the incidence of restenosis, generally have been limited to localized sections of the diseased vessel.

     The optimal interventional treatment for atherosclerosis should effectively eliminate atherosclerotic plaque without the need for anticoagulant drugs or stent placement. Since atherosclerosis is a diffuse disease, therapies which can be used over long segments of the affected vessel offer significant advantages over treatments limited to short segments of the vessel.

     Photodynamic Therapy of Atherosclerosis. Photodynamic therapy to eliminate atherosclerotic plaque involves administration of a photosensitizing agent which accumulates in the plaque. The diseased site is then exposed to light delivered by a catheter containing an optical fiber. This approach may eliminate cholesterol plaque without damage to the blood vessel lining thereby potentially eliminating the need for anticoagulants and reducing the frequency of restenosis. The Company believes that the use of photodynamic therapy for atherosclerosis previously has been limited by the inability of photosensitizers to absorb light that is capable of penetrating through blood. The ideal photosensitizer should localize in atherosclerotic plaque and be readily activated by light capable of penetrating through blood to reach the drug.

     DIAGNOSTIC IMAGING AGENTS

     The worldwide market for imaging agents exceeded $3 billion in 1993, approximately $250 million of which was associated with MRI. Improved contrast agents may provide an opportunity to expand the medical indications for MRI. In 1993, approximately 3,300 MRI scanners were used in health care centers in the U.S., and approximately seven million procedures were performed.

     Since the most common cancers originate and spread within the chest, abdomen or pelvis, the greatest need for additional MRI contrast agents is for imaging of these areas. These sites are generally difficult to image because of the close juxtaposition of many overlapping organs. The tortuous pathway and unpredictable position of the stomach, small intestine and large intestine, in addition to their being fluid-filled, often makes it difficult to distinguish such organs from cancers, abscesses or other inflammatory processes in an MRI scan. Thus, the development of oral MRI contrast agents capable of definitively marking the gastrointestinal tract could improve the diagnostic quality of scans of the abdomen and pelvis. Just as oral X-ray contrast agents currently are used in nearly all CT scans of the abdomen and pelvis, the Company believes that, as they become available, oral MRI contrast agents will be increasingly used in MRI scans of the abdomen and pelvis. Improvements in diagnostic certainty resulting from image enhancement may reduce the need for repeat scanning of patients or other diagnostic tests, and, by permitting faster scanning and increased patient throughput, reduce the cost of an MRI scan.

     OTHER MARKETS

     The Company is also evaluating Lu-Tex for photodynamic therapy of age related macular degeneration, an eye disease affecting the retina that is a leading cause of blindness in the U.S. The Company has also prepared and tested topical formulations of Lu-Tex for various applications in dermatology. Both of these applications are currently being studied in animal models.

PHARMACYCLICS' BUSINESS STRATEGY

     Pharmacyclics' products are designed to address significant market opportunities in the treatment of certain cancers and atherosclerosis, and in diagnostic imaging. The key elements of the Company's business strategy include:

     DEVELOPING THERAPEUTIC PRODUCTS THAT ADDRESS LARGE MARKETS FOR THE TREATMENT OF CANCER AND ATHEROSCLEROSIS.

     The Company's therapeutic products under development are designed to improve radiation therapy, chemotherapy and photodynamic therapy for the treatment of certain cancers and atherosclerosis. The Company's initial therapeutic product focus has been on treatments for life threatening cancers, where the Company believes its products may offer measurable improvements in patient outcomes. This strategy is intended to reduce the time required to achieve regulatory approval, and achieve both substantial market penetration and favorable pricing of these products.

     APPLYING CORE BIOMETALLIC CHEMISTRY AND EXPANDED PORPHYRIN TECHNOLOGY TO DEVELOP A DIVERSE PRODUCT PORTFOLIO.

     Each of the Company's products under development incorporates one of a series of metals within a proprietary expanded porphyrin or a zeolite structure. The resulting synthetic small molecules selectively localize in the body and are capable of harnessing forms of energy used in a variety of medical applications. The Company has leveraged its expertise and proprietary position in biometallic chemistry and expanded porphyrin technology to develop a diverse product portfolio. Using a series of different metals which may be incorporated into texaphyrins to enable the molecule to capture and focus different types of energy, the Company has created several product opportunities based on similar chemical synthesis, manufacturing and product development activities.

     DESIGNING PRODUCTS THAT ENHANCE EXISTING MEDICAL PROCEDURES AND ARE SIMPLE AND PRACTICAL TO USE.

     The Company's products under development are designed to improve the ability of physicians to treat or manage life threatening or serious conditions. These products are designed to enhance existing procedures and should result in accelerated product adoption. For example, the Lu-Tex photosensitizer for cancer therapy is designed to be given by rapid intravenous infusion, and tumors can be exposed to light within a few hours, permitting treatment in a single outpatient visit; the Gd-Tex radiation sensitizer and chemosensitizer each are designed to be used in conjunction with standard radiation therapy and chemotherapy procedures; and GADOLITE is intended to improve the diagnostic capabilities of existing abdominal and pelvic MRI procedures.

     LEVERAGING ITS CORE TECHNOLOGY THROUGH COLLABORATIVE RELATIONSHIPS.

     The Company is leveraging its proprietary core technology through collaborative relationships that strengthen its basic research capabilities and provide manufacturing and marketing capacity, enabling the Company to focus on the development of new products addressing substantial markets in the areas of therapeutics for cancer and atherosclerosis. Consistent with this strategy, the Company is building a series of relationships with third parties to augment its research and development activities and to provide manufacturing, sales and marketing capabilities. The Company has utilized a Sponsored Research Agreement with UT Austin for continued research and development of its expanded porphyrin technology. For its GADOLITE product, the Company has entered into a North American manufacturing and supply agreement with Glaxo and a sales and distribution agreement with E-Z-EM, a leading distributor worldwide of oral contrast agents. For production of its Lu-Tex and Gd-Tex products, the Company has entered into a memorandum of understanding and is currently negotiating a definitive agreement with Hoechst Celanese, a manufacturer of chemicals and pharmaceutical intermediates. The Company to date has retained worldwide marketing rights for its therapeutic products.

     EXPANDING AND PROTECTING PROPRIETARY TECHNOLOGY AND PRODUCTS.

     Since its inception, the Company has dedicated significant resources to protect its intellectual property. In the U.S., the Company owns or has exclusive rights to 23 issued patents, 12 allowed patent applications and 41 pending patent applications covering various aspects of its core technology and products under development. Outside the U.S., the Company is the owner or exclusive licensee of four corresponding patents, one allowed and 42 pending counterpart patent applications. The Company intends to continue to protect its intellectual property through additional patent filings.

PHARMACYCLICS' TECHNOLOGY

     The Company's products under development are derived from its expertise in biometallic chemistry and expanded porphyrins, such as the proprietary texaphyrin molecules developed by the Company and its academic collaborators. In nature, porphyrins, such as heme or chlorophyll, bind metals, transport ions and transform energy. In living organisms, porphyrins primarily localize to tissues or organs responsible for energy production, metabolism or transport functions. Based on their ability to capture and focus medically useful forms of energy, Pharmacyclics and its collaborators have designed and synthesized these small, ring-shaped molecules to perform specific functions in a number of medical applications. The expanded porphyrins being developed by the Company consist primarily of its proprietary texaphyrin molecules. For example, texaphyrins can be synthesized to focus and transform X-ray, chemical or light energy into other forms of energy capable of producing localized destruction of diseased tissue. This forms the basis for the use of texaphyrins as radiation sensitizers, chemosensitizers and photosensitizers. Texaphyrins can also be used with radiofrequency energy to produce an enhanced MRI signal.

     In contrast to naturally occurring porphyrins, synthetic texaphyrins have a larger central binding ring which makes possible the stable binding of a variety of lanthanide metals such as gadolinium, lutetium, europium and dysprosium. The physical and chemical characteristics and product application of the texaphyrin molecules are determined by the type of metal inserted into the ring and the form of energy applied to activate the molecule, as shown in the diagram below, which depicts the several texaphyrin-based products under development by the Company.

                                      LOGO

     Metal ions act as natural catalysts for a number of biochemical processes. The binding of metal ions by texaphyrins is unique in that the metal is held near or within the plane of the molecule. This type of binding allows the metal to interact freely with adjacent molecules while still being retained within the texaphyrin structure. As a result of this metal binding configuration, texaphyrins can be engineered to capture and focus a variety of energy forms including capture of high energy chemical species, such as free radicals.

     As is the case for naturally occurring porphyrins, texaphyrins accumulate in those areas of the body where substantial energy usage or metabolism occurs, such as in cancer cells and the cholesterol of atherosclerotic plaque. This selectivity for particular cell types provides the basis for the Company's treatment approaches for certain cancers and atherosclerosis. Once localized, these small molecules can be excited with the appropriate energy form to activate their therapeutic effects.

PRODUCTS UNDER DEVELOPMENT

     Pharmacyclics is pursuing the development of products based on its core technology in biometallic chemistry and the ability of its proprietary texaphyrin molecules to capture and focus medically useful forms of energy. By taking advantage of the Company's unique metal binding technology and the texaphyrin molecule, Pharmacyclics has developed the following product candidates:

          PRODUCT                   INDICATION               STATUS(1)            COLLABORATORS(2)
- ----------------------------  ----------------------  ------------------------  ---------------------
CANCER THERAPY


Lu-Tex                        Photosensitizer for     Multicenter Phase I       Marketing rights
                              photodynamic therapy                              retained
                              of a variety of
                              cancers
Gd-Tex                        Radiation sensitizer    Phase I and multicenter   Marketing rights
                              for radiation therapy   Phase I/II for brain      retained
                              of a variety of         metastases
                              cancers
Gd-Tex                        Chemosensitizer for     Preclinical               Marketing rights
                              chemotherapy of a                                 retained
                              variety of cancers
ATHEROSCLEROSIS THERAPY
Lu-Tex                        Photosensitizer for     Preclinical               Marketing rights
                              photodynamic therapy                              retained
                              of atherosclerosis
DIAGNOSTIC IMAGING
GADOLITE(R)                   Oral MRI contrast       NDA submitted September   E-Z-EM, Inc. holds
                              agent for abdomen and   1995; MAA submitted June  North American
                              pelvis                  1996                      marketing rights;
                                                                                Glaxo holds
                                                                                manufacturing rights


- ---------------
(1) "Phase I" means initial human studies designed to establish the safety, dose tolerance and sometimes pharmacokinetics of a compound. "Phase I/II" means initial human studies designed to establish the safety, dose tolerance and, sometimes, pharmacokinetics of a compound and are, in contrast to Phase I studies, performed with patients with the targeted disease. "Phase II" means human studies designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase III" means human studies designed to lead to accumulation of data sufficient to support an NDA, including data as to efficacy.

(2) The Company is currently negotiating a manufacturing agreement with Hoechst Celanese for the clinical and commercial supply of its Lu-Tex and Gd-Tex products. There can be no assurance that the Company will not in the future enter into licensing agreements with third parties for the marketing of its products under development. See "Business -- Collaborative Relationships."

     CANCER THERAPY

     Lu-Tex for Photodynamic Therapy of Cancer


     Photodynamic therapy is a minimally invasive treatment modality in which a photosensitizing drug that localizes to diseased tissue is injected into the body and then activated with light. To date, photodynamic therapy has been restricted to the treatment of superficial or small lesions because existing photosensitizers have been unable to absorb light that is capable of penetrating deeply into tissues. Lu-Tex is activated by light of 720-760 nanometers, wavelengths that are optimal for penetrating through tissue, blood and skin pigmentation such as melanin. After absorbing light of this wavelength, Lu-Tex becomes activated to a higher energy state capable of generating cytotoxic singlet oxygen molecules. Preclinical studies conducted by the Company indicate that Lu-Tex localizes to a variety of cancers. Lu-Tex is a synthetic, well characterized molecule that is water soluble and, in animal studies conducted by the Company, was relatively rapidly cleared from the body, reducing potential toxicity. Because of its relatively rapid clearance from normal tissue, it is possible to illuminate the tumors within a few hours of drug administration. This has the potential to simplify clinical use of the drug by permitting its administration in a single outpatient visit, a substantial improvement over current photodynamic therapies.

     The Company intends to seek initial approval for the use of Lu-Tex in photodynamic therapy for patients with invasive surface tumors (involving the skin or subcutaneous tissue) which are accessible to externally applied light. Such patients include those with chest wall recurrence of breast cancer, Kaposi's sarcoma, melanoma and other metastatic tumors to the skin or subcutaneous tissues, which diseases may affect over 50,000 patients per year in the U.S. Additional indications for the use of Lu-Tex include internal cancers such as cancer of the lung, breast, esophagus, colon, rectum, prostate, head and neck region and genitourinary tract, etc.

     Clinical Status. Lu-Tex has been administered to 19 patients in the Company's ongoing Phase I trial in cancer patients with tumors which are accessible to externally applied light. In these studies, currently being conducted at the University of Louisville James Brown Cancer Center, the University of Tennessee Thompson Cancer Center and Stanford University Medical Center, it has been possible to treat patients with a single rapid infusion of Lu-Tex followed within a few hours by illumination of the tumor with light in a single outpatient visit. To date, the Company has seen neither systemic toxicity nor any significant skin phototoxicity in this study that is evaluating increasing doses of Lu-Tex in order to find a maximally tolerated dose ("MTD"). During treatment a number of patients in these studies experienced pain localized at the diseased site. Tumor responses have been observed in a variety of tumor types including breast cancer, Kaposi's sarcoma and importantly, malignant melanoma. Because Lu-Tex is activated by tissue penetrating light, responses have been observed in large tumors and in lymph nodes involved with cancer located in the soft tissues beneath the skin. The responses observed in melanoma patients are of interest because other photosensitizers have failed to be effective in this tumor. Melanoma cells contain the pigment melanin, which, except for light of 720-760 nanometers, prevents light from penetrating into tissue where it can activate the photosensitizer. Furthermore, Lu-Tex's ability to be activated by light of these wavelengths also indicates that it would be possible to treat people with darkly pigmented skin.

     Gd-Tex for Radiation Sensitization of Cancer

     Radiation therapy is based upon the sensitivity of cancer cells exposed to relatively high dosages of externally applied radiation. Generally, however, such radiation has toxic effects on healthy tissues surrounding the tumor because the energy is not adequately targeted. Radiation sensitizers are agents that increase the cytotoxic effects of radiation. The Company's preclinical studies indicate that texaphyrins can increase the effect of radiation therapy by absorbing free electrons which are generated during irradiation of tissues. Free electron absorption by Gd-Tex results in formation of relatively long-lived texaphyrin and other free radicals capable of destroying intracellular DNA molecules. In addition to these physicochemical properties of Gd-Tex, its propensity to localize selectively in cancer cells confers additional advantages as a radiation sensitizer since this effect is localized to the tumor. Gd-Tex uptake in tumors occurs within minutes and persists for hours. Preclinical studies also indicate that Gd-Tex enhances radiation-induced killing of various human and animal cancer cells. Animals receiving Gd-Tex in conjunction with radiation therapy had enhanced tumor response and survival rates as compared to the control group receiving equivalent dosages of radiation therapy alone. Preclinical studies further indicate that Gd-Tex increases the effect of radiation therapy at the tumor site but does not increase radiation damage to normal tissues. Another possible advantage of the Gd-Tex molecule is that its unique properties allow it to be visualized with MRI. Because radiation therapy requires the use of imaging procedures to accurately define the treatment field, use of Gd-Tex may allow more precise imaging of the tumor and improve radiation treatment planning.

     The Company initially intends to seek approval of Gd-Tex for brain metastases. Brain metastases occur in nearly 14% of all cancer patients and are typically treated with radiation therapy. Radiation therapy for treatment of brain metastases is performed on approximately 150,000 patients per year in the U.S. The Company believes that Gd-Tex could be used in many other tumor types and clinical situations requiring radiation therapy.

     Clinical Status. The Company has been testing Gd-Tex in a Phase I study in patients with advanced cancers to determine the MTD of the drug and to evaluate, using MRI, the biolocalization of Gd-Tex in tumors. In 33 patients studied to date, there has been no serious drug related toxicity, and selective localization of Gd-Tex in lung cancer, breast cancer and sarcomas has been confirmed. The Company is conducting a multicenter Phase I/II clinical trial to evaluate the safety and efficacy of Gd-Tex in cancer patients receiving radiation therapy for treatment of brain metastases at the Joint Center for Radiation
Therapy in Boston, MD Anderson Cancer Center in Houston, the University of Texas Southwestern Medical Center in Dallas and Northwest Kinetics, L.L.C. in Tacoma, Washington and is in the process of expanding the study to the Institute Gustave Roussy in Paris. In this study, an intravenous dose of Gd-Tex is administered prior to each radiation treatment.

     Gd-Tex for Chemosensitization of Cancer

     The Company is conducting preclinical studies regarding the use of Gd-Tex as a chemosensitizer for use in conjunction with certain cytotoxic chemotherapy agents. Cytotoxic chemotherapy destroys cancer cells by interfering with their metabolism, protein synthesis or cell division. Generally, however, the damaging effects of cancer chemotherapy agents are not restricted to the tumor. Because these agents are not tissue selective, cancer chemotherapy agents produce serious or life-threatening side effects which compromise quality of life and increase the cost of management of patients with cancer. Preclinical studies conducted by the Company and its collaborators indicate that Gd-Tex increases the activity of certain chemotherapy agents in tumors. This effect is believed to be related to Gd-Tex's ability to capture cytotoxic free radicals produced by certain chemotherapy agents, such as doxorubicin and bleomycin. Gd-Tex's selective uptake in tumors potentiates the activity of cancer chemotherapy agents in tumor cells but not in normal tissues, thereby increasing the therapeutic margin. In preclinical studies animals receiving Gd-Tex and chemotherapy with either bleomycin or doxorubicin had enhanced tumor responses and survival rates as compared to control groups receiving equivalent doses of chemotherapy alone. In these studies, no enhancement of chemotherapy related toxicity was noted.

     ATHEROSCLEROSIS THERAPY

     Lu-Tex for Photodynamic Therapy of Atherosclerosis. Animal studies conducted by the Company and its collaborators have demonstrated that both Lu-Tex and Gd-Tex localize to atherosclerotic plaque. In the Company's ongoing Phase I clinical study with Gd-Tex, localization in atherosclerosis in human aortas has been confirmed using MRI. Based on these studies, the Company believes that Lu-Tex also should localize in human atherosclerotic plaque. Studies conducted by the Company also have indicated that following intravenous administration of Lu-Tex to animals, intravascular exposure of atherosclerotic plaque to 732 nanometer light delivered through a catheter resulted in elimination of the lesions without damage to the endothelium. The Company believes that these results suggest that photodynamic therapy of atherosclerosis with Lu-Tex has the potential to eliminate plaque without complications such as thrombosis and restenosis, which are associated with techniques, such as angioplasty and atherectomy. These animal studies also have shown that photodynamic therapy of atherosclerosis with Lu-Tex could be used to treat diffuse atherosclerosis over long segments of blood vessels, which is not possible with other techniques. These results further confirm that Lu-Tex is activated by light that is capable of penetrating through blood, a shortcoming that has prevented the successful use of photosensitizers for cardiovascular applications.

     DIAGNOSTIC IMAGING AGENT

     GADOLITE(R). The Company's oral MRI contrast agent, GADOLITE, is based on a patented compound and is used for imaging the gastrointestinal tract in patients undergoing MRI procedures of the abdomen or the pelvis. GADOLITE contains gadolinium sodium aluminosilicate suspended in an aqueous, orange-flavored oral formulation designed to fill the bowel uniformly. The Company's preclinical studies in animals indicated that orally administered GADOLITE is nontoxic even when used at large multiples of the intended human dose and is not systemically absorbed.

     Clinical Status. The Company's Phase I and II human clinical trials indicated that GADOLITE is well tolerated, safe and not absorbed from the human gastrointestinal tract. The Company has conducted two pivotal multicenter controlled Phase III studies in patients receiving MRI scans for known or suspected diseases of the abdomen or pelvis. A total of 284 patients received GADOLITE in these studies, which were completed in March 1995. The Company's analysis of data from these studies confirmed the safety, tolerability and lack of absorption of GADOLITE, and indicated that it significantly reduced diagnostic uncertainty when comparing MRI scans performed with GADOLITE to those without GADOLITE. The Company believes that these trials establish that GADOLITE improves the ability to distinguish the gastrointestinal tract from adjacent anatomic or pathologic structures and thereby assists in the detection or diagnosis of abnormalities in the abdomen or pelvis. The Company believes that by reducing diagnostic uncertainty, GADOLITE will lessen the need for repeated exams and other more invasive diagnostic tests, thereby reducing costs. The Company submitted an NDA in September 1995 to market this product in the U.S. In June 1996 the Company filed an MAA with the Medicines Control Agency in the United Kingdom for authorization to market GADOLITE and subsequent to approval in the U.K., if granted, plans to apply for similar authorization in other member states of the European Union under mutual recognition procedures.


     LU-TEX IN OTHER PHOTODYNAMIC THERAPY APPLICATIONS


     The Company is evaluating Lu-Tex for photodynamic therapy of age related macular degeneration, a retinal eye disease that is the leading cause of blindness in the U.S. The Company has also prepared topical formulations of Lu-Tex for various applications in dermatology. Both of these applications are currently being studied in animal models.


COLLABORATIVE RELATIONSHIPS

     The Company has maintained a focus on its core technology in biometallic chemistry and expanded porphyrin molecules and has utilized relationships with third parties for research, process development, manufacturing, sales and marketing. In the photodynamic therapy field, the Company has used outside collaborations for development of light production and delivery devices for use in preclinical and clinical trials while focusing on development of its proprietary photosensitizing drug. The Company has established and intends to establish additional alliances with companies for late stage product development, manufacturing, sales, marketing and distribution of certain of its products. To date, the Company has retained worldwide marketing rights to its therapeutic products.

     THE UNIVERSITY OF TEXAS AGREEMENTS. The Company collaborates with and sponsors research and development programs at a number of academic institutions, including UT Austin, in a group under the direction of Jonathan Sessler, Ph.D., Professor of Chemistry, to extend its research capabilities in the field of expanded porphyrin chemistry. The Company has entered into two license agreements with UT which grant the Company the worldwide, exclusive right to patents or patent applications that relate to or result from (i) research conducted by UT Austin on the use, development and syntheses of expanded porphyrin molecules, and (ii) research conducted by UT Dallas on the incorporation of paramagnetic metals into zeolites for use as MRI contrast agents. These agreements require the Company to pay royalties as a percentage of net sales to UT for products incorporating the licensed technology including each of the Company's current product candidates. In addition, the Company and UT have entered into sponsored research agreements which expand the products, inventions and discoveries developed by UT to which the Company's license rights apply.

     In connection with the UT license agreements, the Company also entered into a license agreement with Dr. Stuart W. Young, a co-inventor of GADOLITE, and now the Vice President, Medical Research of the Company, pursuant to which the Company has been granted an exclusive royalty-bearing license to manufacture, use and sell certain products that fall within the scope of the UT Dallas License Agreement. See "Certain Transactions."

     HOECHST CELANESE AGREEMENT. In October 1995, the Company entered into a memorandum of understanding and is currently negotiating a definitive agreement with Hoechst Celanese, a manufacturer of chemicals and pharmaceutical intermediates, for the process optimization, scale-up and clinical and commercial supply of Gd-Tex and Lu-Tex. There can be no assurance that the parties will enter into a definitive agreement or that, if entered into, Hoechst Celanese will deliver bulk-drug substance for Gd-Tex or Lu-Tex on a timely or commercially attractive basis to the Company.

     PHOTODYNAMIC THERAPY LIGHT PRODUCTION AND DELIVERY DEVICES. The Company has collaborated with Coherent for the development of a laser that produces 732 nanometer light for use in photodynamic therapy studies. These lasers and light delivery devices have been purchased from Coherent and are now in use in the ongoing Phase I clinical studies. Coherent has participated with the Company in the filing of regulatory documents required for conducting the Company's Phase I clinical trials with this device. The Company has purchased from Quantum LED devices that are capable of producing the required wavelength of light for use in photodynamic therapy with Lu-Tex. The Company has used LED devices in preclinical animal studies and will purchase such devices for use in its future clinical trials.

     GLAXO WELLCOME SUPPLY AGREEMENT. The Company entered into a supply agreement with Glaxo under which Glaxo has agreed to manufacture clinical and commercial quantities of GADOLITE for the U.S. and Canada. Pursuant to the agreement, Glaxo has agreed to manufacture and the Company has agreed to purchase certain minimum annual quantities of GADOLITE. In addition, the Company is obligated to make certain payments upon Glaxo's achievement of certain process development, quality assurance and supply validation milestones. The agreement has a five year term and is subject to earlier termination in the event of breach or if the NDA for GADOLITE is not approved by the FDA on or prior to January 1, 1998 or if GADOLITE is otherwise not commercialized. See
Note 6 of Notes to Financial Statements.

     E-Z-EM MARKETING SALES AND DISTRIBUTION ARRANGEMENT. In August 1995, the Company entered into an agreement with E-Z-EM, a leading manufacturer and distributor worldwide of oral contrast agents and other products for use in gastrointestinal radiology, for the exclusive marketing and sale of GADOLITE in the U.S., Canada and Mexico. The Company and E-Z-EM will share equally in the operating profits from the sale of GADOLITE, and the Company also may receive premium payments based upon product sales if certain unit sales levels are achieved. During the term of the agreement, E-Z-EM is prohibited from distributing products that are directly competitive with GADOLITE, except for products which have been or currently are being developed by E-Z-EM that contain certain specified chemical compounds. The agreement also states that the Company and E-Z-EM will enter into good faith negotiations for the expansion of the agreement beyond North America. The agreement may be terminated by E-Z-EM at any time with six months' notice. The Company is in negotiations with E-Z-EM for marketing and distribution rights in some European countries.

     COOK, INCORPORATED AGREEMENT. The Company has non-exclusively licensed to Cook, Incorporated, a leading provider of catheter products, its technology to produce MRI detectable materials for catheters. Under the terms of this agreement, the Company will receive royalties based on a percentage of net sales of products utilizing its proprietary technology. The Company intends to license this technology to other catheter and medical device companies.

SCIENTIFIC ADVISORY BOARD

     The Company maintains a Scientific Advisory Board consisting of the following individuals with recognized expertise in porphyrin chemistry, biophysics, physical chemistry and tumor biology:

     Jonathan L. Sessler, Ph.D. is a co-founder of the Company and Chairman of the Scientific Advisory Board. He is the primary inventor of texaphyrins and other expanded porphyrin molecules. He is a Professor of Chemistry and Biochemistry at The University of Texas at Austin. Dr. Sessler is the recipient of the President's Young Investigator Award of the National Science Foundation, a Sloan Fellowship and the Arthur C. Cope Scholar Award of the American Chemical Society, and an Alex von Humboldt Senior Scientist Award.

     Michael W. Berns, Ph.D. is the president and co-founder of the Beckman Laser Institute and Medical Clinic at the University of California, Irvine. He is the Arnold and Mabel Beckman Professor at the Institute and is a Professor of Surgery, Cell Biology, Radiology and Ophthalmology. His clinical research involves the application of lasers in cancer, cardiovascular surgery and ophthalmology. In 1994, he was awarded the University of California, Irvine Medal, the highest award of the University.

     Steven G. Boxer, Ph.D. is a Professor of Chemistry and Chairman of the Biophysics Program at Stanford University. He is the recipient of the President's Young Investigator Award, the American Society of Photobiology Research Award, and the Arthur C. Cope Scholar Award of the American Chemical Society.

Dr. Boxer is a leading authority in biophysical chemistry including nuclear magnetic resonance and photobiology.

     James P. Collman, Ph.D. is presently the Daubert Professor in the Department of Chemistry at Stanford University and a leading authority on the chemistry of porphyrins. Dr. Collman is a member of the National Academy of Sciences.

     Peter B. Dervan, Ph.D. is Bren Professor of Chemistry at the California Institute of Technology and Chairman of the Division of Chemistry and Chemical Engineering. Dr. Dervan is a scientific co-founder of Gilead Sciences, is a member of the National Academy of Sciences and Chairman of the National Science Board.

     Richard N. Zare, Ph.D. is the Marguerite Blake Wilbur Professor of Chemistry at Stanford University and has studied extensively the interaction of laser light with molecules. Dr. Zare received the National Medal of Science and is a member of the National Academy of Sciences.

     The Scientific Advisory Board members advise the Company about current and long-term scientific planning, research and development. Members meet individually or as a group with the management of the Company from time to time. Each member of the Scientific Advisory Board has entered into a consulting agreement with the Company. All members of the Scientific Advisory Board are employed by employers other than the Company and may have commitments to or consulting or advisory agreements with other entities that may limit their availability to the Company. Members of the Scientific Advisory Board are compensated through the issuances of Common Stock or options to acquire Common Stock of the Company.

PATENTS AND PROPRIETARY TECHNOLOGY

     The Company seeks to protect its proprietary position by, among other methods, continuing to file U.S. and foreign patent applications with respect to its technology that are important to the development of its business. The Company plans to aggressively prosecute and defend its patent applications, issued patents and proprietary information. The Company owns or has exclusive rights to 23 issued U.S. patents, many of which include composition of matter claims relating to a number of Pharmacyclics' compounds, 12 allowed patent applications and 41 pending patent applications. The Company is also the owner or the exclusive licensee of two counterpart patents issued in Australia, two counterpart patents issued in Europe, and one allowed and 42 pending counterpart patent applications in Europe, Japan and certain other countries. Many of these applications were filed through the Patent Cooperation Treaty and the European Patent Office and preserve for the Company the right to file applications in various countries. The existing issued U.S. patents expire between 2009 and 2013. All of the patents and patent applications not owned by the Company have been licensed to it pursuant to its agreements with UT or the Agreement with Dr. Stuart W. Young. See "-- Collaborative Relationships" and "Certain Transactions."

     With respect to the individual areas of research and product development being carried out by the Company, the Company has three issued U.S. patents related to the GADOLITE product, and two issued and five pending foreign patents. There are five composition-of-matter issued patents and four allowed and twelve pending applications in the U.S. related to the texaphyrin compounds, with one issued patent, and two allowed and four pending applications directed to synthesis of texaphyrins. Five U.S. patents have issued and two applications have been allowed relating to photodynamic therapy using texaphyrins. The Company also has three issued U.S. patents and one allowed and two pending applications relating to the use of texaphyrins as contrast agents in MRI, as well as one allowed and two pending applications related to the use of texaphyrins in radiation sensitization and eight applications (one of which has been allowed) related to the use of texaphyrins in other areas. Foreign applications corresponding to the texaphyrins and their uses also have been filed.

     Patent applications in the U.S. are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries and related patent applications, and the large number of patents and applications and the fluid state of the Company's development activities make comprehensive patent searches and analysis impractical or not cost-effective. As a result, the Company has not made patent or publication searches in the U.S. or in foreign countries to determine whether materials, processes or designs used by it or its potential products infringe or will infringe existing patents or foreign patent applications available to the public. However, because of the number of patents issued and patent applications filed relating to biometallic and expanded porphyrin chemistries, Pharmacyclics believes there is a significant risk that current and potential competitors and other third parties have filed or in the future will file applications for, or have received or in the future will receive, patents and will obtain additional proprietary rights relating to materials or processes used or proposed to be used by the Company. In the event that any relevant claims of third party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each of such patents or to redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company or to protect trade secrets and could result in substantial cost to, and diversion of effort by, the Company.

     The Company is aware of several U.S. patents owned by or licensed to Schering AG that relate to MRI contrast agents. Schering AG has sent communications to the Company suggesting that GADOLITE may infringe certain of such Schering AG patents. The Company has obtained advice of special patent counsel that the technologies employed by the Company for its imaging products under development do not infringe the claims of such patents. A determination of the infringement of any such patents could have a material adverse effect on the Company's business. There can be no assurance that Schering AG will not seek to assert such patent rights against the Company, which would result in significant legal costs and require substantial management resources. The Company is aware that Schering AG has asserted such rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering AG with respect to one or more such patents. There can be no assurance that the Company would be able to obtain a license from Schering AG, if required, on commercially reasonable terms, if at all.

     The Company also relies upon trade secrets, technical know-how and continuing technological innovation to develop and maintain its competitive position. It is the Company's policy to require its employees, consultants and advisors to execute appropriate confidentiality and assignment-of-inventions agreements in connection with their employment, consulting or advisory relationships with the Company. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances, and in the case of employees, provide that all inventions conceived by the individual during such employment shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will not be breached or that the Company will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect its rights in unpatented proprietary technology.

MANUFACTURING

     Pharmacyclics currently uses selected third-party manufacturers for producing various components of the products being developed by the Company. Except for the components covered in the agreement with Glaxo described above, manufacturers supplying the Company do not currently have the ability to provide commercial quantities for the Company's intended products. Prior to any regulatory approval of the Company's other products, the Company intends to negotiate supply agreements with additional manufacturers who will have the ability to manufacture, fill, label and package such additional necessary materials prior to commercial introduction of its products. There can be no assurance that the Company will be able to enter into supply agreements other than the Glaxo agreement on commercially acceptable terms or with manufacturers who will be able to deliver supplies in appropriate quantity and quality to meet commercial demand. Any interruption of supply could have a material adverse effect on the Company's ability to manufacture its products and thus on the ability to commercialize products. The Company and Hoechst Celanese are negotiating a manufacturing and supply agreement to have Hoechst Celanese provide process development and manufacturing services for Gd-Tex and Lu-Tex. There can be no assurance that the parties will enter into a definitive agreement, or that, if entered into, Hoechst Celanese will deliver bulk-drug substance for Gd-Tex or Lu-Tex on a timely or commercially attractive basis to the Company.

     The Company is currently purchasing light delivery devices from Coherent and Quantum. In addition, the Company may seek other suppliers of light delivery devices, although there can be no assurance that any agreements will be reached with such suppliers on terms commercially reasonable to the Company, if at all. There also can be no assurance that these devices will be available for commercial use or that regulatory approval for such devices will be obtained.

COMPETITION

     The development of therapeutic and diagnostic agents for human diseases is intensely competitive. Many different approaches are being developed or have already been adopted into routine use for the management of diseases targeted by the Company.

     While there are currently no FDA approved radiation sensitizers or chemosensitizers, the Company expects significant competition in these fields, as the Company believes that one or more companies may be developing and testing products which compete directly with the products being developed by the Company. There can be no assurance that these companies will not succeed in developing technologies and products that are more effective than Gd-Tex or that would render the Company's products or technologies obsolete. Certain chemotherapy agents also are used as radiation sensitizers.

     Photofrin, a photosensitizer developed by QLT Phototherapeutics Inc. ("QLT"), has been approved by the FDA for treatment of obstructing cancer of the esophagus. Photofrin also has received marketing approval in Japan, Canada and certain European countries for various disease indications. The Company believes that the major competitive features for photosensitizers will include their safety, efficacy, cost and convenience. The Company is aware of several other photosensitizers in various stages of development for a number of indications. In addition to QLT, other companies developing products in this area include Dusa Pharmaceuticals, Inc., Nippon Petrochemical, and PDT, Inc. Some companies developing photodynamic therapy products are developing specialized light delivery devices for such products, which when integrated with their product offering may afford them a competitive advantage relative to the Company's strategy of sourcing such devices from third parties.

     The Company expects competition in the development of improved oral MRI contrast agents to increase substantially. Current FDA approved and commercially available intravenous MRI contrast agents include Magnevist, Omniscan and Prohance which are marketed by Schering AG, Nycomed and Bracco-Squibb Diagnostics, Inc. ("Bracco"), respectively. Gastromark, an oral contrast agent based on iron particles developed by Advanced Magnetics and licensed to Mallinckrodt, has received initial indications of its approvability for commercial sale from the FDA. In addition, there are several oral MRI contrast agents in various phases of human testing in the U.S., including OMP from Nycomed, in Phase III testing in the U.S. and on the market in Europe, and Lumenhance, a manganese-based agent under development by Bracco. In addition, Schering AG has introduced Enterovist, an oral formulation of its Magnevist MRI contrast agent, in certain European markets. The Company believes that GADOLITE may prove superior to these products because it is well tolerated and capable of producing a strong positive signal at all levels of the gastrointestinal tract. Although the Company believes that GADOLITE may offer advantages over competing oral MRI contrast agents, there can be no assurance that there will be greater acceptance of GADOLITE over other agents. In addition, to the extent that other diagnostic modalities such as CT and X-ray may be perceived as providing greater value than MRI, any corresponding decrease in the use of MRI would have an adverse effect on the demand for GADOLITE.

     Competition in the industry from pharmaceutical companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than the Company, as well as substantial marketing, manufacturing, financial and managerial resources, and represent significant competition for the Company. Acquisitions of, or investments in, competing pharmaceutical companies by large collaborating partners could increase such competitors' financial, marketing, manufacturing and other resources. There can be no assurance that developments by others will not render the Company's products or technologies noncompetitive or obsolete, or that the Company will be able to keep pace with technological developments or other market factors. Competitors may be developing products that have an entirely different approach or means of accomplishing similar diagnostic, imaging and/or therapeutic effects than products being developed by the Company. These competing products may be safer, more effective and less costly than the products developed by the Company and, therefore, may represent a serious competitive threat to the Company's product offerings.

GOVERNMENT REGULATION

     FDA REGULATION AND PRODUCT APPROVAL

     The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical products. These national agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products.

     The process required by the FDA before the Company's products may be marketed in the U.S. generally involves the following: (i) preclinical laboratory and animal tests; (ii) submission of an IND application which must become effective before clinical trials may begin; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in its intended indication; and (iv) FDA approval of an NDA. If the pharmaceutical or compound utilized in the product has been previously approved for use in another dosage form, then the approval process is similar, except that certain preclinical toxicity tests normally required for the IND may be avoidable. The testing and approval process requires substantial time, effort, and financial resources and there can be no assurance that any approval will be granted on a timely basis, if at all.

     Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board.

     Human clinical trials are typically conducted in three sequential phases which may overlap. Phase I involves the initial introduction of the pharmaceutical into healthy human subjects or patients where the product is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to (i) identify possible adverse effects and safety risks, (ii) determine the efficacy of the product for specific, targeted indications, and (iii) determine dosage tolerance and optimal dosage. When Phase II evaluations demonstrate that the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites. The regulatory authority or the sponsor may suspend clinical trials at any point in this process if either entity concludes that clinical subjects are being exposed to an unacceptable health risk or for other reasons.

     In the case of products for severe or life-threatening diseases, such as cancer, the initial human testing is sometimes done in patients rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide evidence of efficacy traditionally obtained in

Phase II trials. These trials are frequently referred to as "Phase I/II" trials. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, a product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and it has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

     Additionally, in March 1996, the FDA announced a new policy intended to accelerate the approval process for cancer therapies. Previously, cancer therapies have been approved primarily on the basis of data regarding patient survival rates and/or improved quality of life. Evidence of partial tumor shrinkage, while often part of the data relied on for approval, was considered insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA's new policy, which became effective immediately, the FDA has broadened the circumstances in which evidence of partial tumor shrinkage is considered sufficient for approval. This policy is intended to make it easier to study cancer therapies and shorten the total time for marketing approvals; however, it is too early to tell what effect this policy may actually have on product approvals.

     In addition to the drug approval requirements applicable to the Company's Lu-Tex product for photosensitization of certain cancers, the Company will also need to obtain the approval of the FDA for the laser and associated light delivery devices used in such treatments. Such device approval requires additional submissions both by the Company and by the manufacturers of such devices and must include clinical data obtained from the use of such devices with Lu-Tex for photodynamic therapy, and may result in additional delays or difficulties in obtaining approval for the use of the Lu-Tex as a photosensitizer. Such light delivery device manufacturers currently are under no obligation to the Company to file or pursue such applications.

     Satisfaction of these FDA requirements, or similar requirements by foreign regulatory agencies, typically takes several years and the time needed to satisfy them may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon the Company's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products being developed by the Company on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Delay in obtaining or failure to obtain regulatory approvals would have a material adverse effect on the Company's business. Marketing the Company's products abroad will require similar regulatory approvals and is subject to similar risks. In addition, the Company is unable to predict the extent of adverse government regulations that might arise from future U.S. or foreign governmental action.

     Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies for compliance with GMP, which regulations impose certain procedural and documentation requirements upon the Company and its third party manufacturers.

     Drug labeling and promotion activities are subject to scrutiny by the FDA and, in certain instances, the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses. The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future.

     The FDA's policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on the Company's business. The Company is unable to predict the likelihood of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

     INTERNATIONAL REGULATION


     In order for the Company to market its products abroad, the Company must obtain required regulatory approvals and clearances and otherwise comply with extensive regulations regarding safety and manufacturing processes and quality. These regulations, including the requirements for approvals or clearance to market and the time required for regulatory review, vary from country to country. There can be no assurance that the Company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. Delays in receipt of approvals to market the Company's products, failure to receive these approvals or future loss of previously received approvals could have a material adverse effect on the Company's business, financial condition, and results of operations. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements may differ. In June 1996 the Company filed an MAA with the Medicines Control Agency in the United Kingdom for authorization to market GADOLITE.


     The European Community has promulgated rules that require that medical device products receive by mid-1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to market a laser or other light delivery device for the Company's Lu-Tex product in Europe, such CE mark will be required to be obtained, and there can be no assurance that the Company or its light device suppliers will be successful in meeting such certification requirements. See "Risk Factors -- No Assurance of Successful Product Development; Uncertainties Associated with Clinical Trials; No Assurance of Product Approval."

     THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM

     The commercial success of the Company's products under development will be substantially dependent upon the availability of government or private third-party reimbursement for the use of such products. There can be no assurance that Medicare, Medicaid, HMOs and other third-party payors will authorize or otherwise budget such reimbursement. Such governmental and third party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more products to market, there can be no assurance that such products will be viewed as cost-effective or that reimbursement will be available to consumers or will be sufficient to allow the Company's products to be marketed on a competitive basis. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. In response to concerns about the rising costs of advanced medical technologies, the current administration of the federal government has publicly stated its desire to reform health care, including the possibility of price controls and revised reimbursement policies. There can be no assurance that actions taken by the administration, if any, with regard to health care reform will not have a material adverse effect on the Company. If any actions are taken by the administration, such actions could adversely affect the prospects for future sales of the Company's products. Further, to the extent that these or other proposals or reforms have a material adverse effect on the Company's ability to secure funding for its development or on the business, financial condition and profitability of other companies that are prospective collaborators for certain of the Company's product candidates, the Company's ability to develop or commercialize its product candidates may be adversely affected.

     Given recent government initiatives directed at lowering the total cost of health care throughout the U.S., it is likely that the U.S. Congress and state legislatures will continue to focus on health care reform and the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. Pharmacyclics cannot predict the likelihood of passage of federal and state legislation related to health care reform or lowering pharmaceutical costs. In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the nation's health care system could have a material adverse effect on the Company's business.

     ENVIRONMENTAL REGULATION

     In connection with its research and development activities and its manufacturing materials and products, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens, and wastes. Although the Company believes that it has complied with these laws, regulations and policies in all material respects and has not been required to take any significant action to correct any noncompliance, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

FACILITIES

     The Company's principal executive offices, located at 995 East Arques Avenue, Sunnyvale, California 94086, occupy approximately 32,000 square feet.

EMPLOYEES

     As of May 31, 1996, the Company had 41 employees, three of which are part-time. Thirty-three of its employees are dedicated to research, development, manufacturing, quality assurance and quality control, regulatory affairs, or preclinical and clinical testing. Fifteen of the Company's employees have an M.D. or Ph.D. degree.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their ages as of May 31, 1996, are as follows:

           NAME              AGE                                 POSITION
- ---------------------------  ---     -----------------------------------------------------------------
Richard A. Miller, M.D. ...  45      President, Chief Executive Officer and Director
William C. Dow, Ph.D. .....  41      Vice President, Chemical Research and Development
Cheryl B. Jaszewski........  50      Vice President, Finance and Administration
Marc L. Steuer.............  49      Vice President, Business Development and Chief Financial Officer
Stuart W. Young, M.D.......  53      Vice President, Medical Research
Thomas D. Kiley............  53      Director
Joseph S. Lacob(1).........  40      Director
Patrick F.                   38      Director
  Latterell(1)(2)..........
Joseph C. Scodari..........  43      Director
Craig C. Taylor(1)(2)......  45      Director

- ---------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

     DR. MILLER has served as President, Chief Executive Officer and a Director since he co-founded the Company in April 1991. In 1989, Dr. Miller co-founded CellPro, Inc. ("CellPro"), a public biotechnology company, and served as a Director of CellPro from 1989 to 1991, and Chairman of CellPro's Scientific Advisory Board until 1993. He continues to serve on CellPro's Scientific Advisory Board. In 1984, Dr. Miller co-founded IDEC Pharmaceuticals Corporation where he served as Vice President and a Director until February 1992. Dr. Miller also is a Clinical Associate Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D., summa cum laude, from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

     DR. DOW has served as Vice President, Chemical Research and Development since February 1993 and previously as Senior Director, Chemical Research and Development from July 1992 to February 1993. From 1987 to 1992, he was at Salutar, Inc., a pharmaceutical company involved in research and development of MRI contrast agents, where he held positions of increasing responsibility in discovery and chemical development of contrast agents, last serving as Director, Chemical Development and Manufacturing. Dr. Dow holds a B.S. and M.S. from Stanford University in Chemistry and a Ph.D. in Chemistry from the California Institute of Technology.

     MS. JASZEWSKI has served as Vice President, Finance and Administration since October 1992. From 1986 to 1991, she served as the Director, Planning and Financial Analysis, which included strategic planning and mergers and acquisitions, at Nellcor, Inc., a medical device company. From 1991 to 1992, Ms. Jaszewski was a financial and administrative consultant to various private companies. Ms. Jaszewski holds a B.A. in Economics and a M.B.A. from Stanford University.

     MR. STEUER has served as Chief Financial Officer and Vice President, Business Development since November 1994. From April 1992 to November 1994 he was Executive Vice President, Business Development and Commercial Affairs for SciClone Pharmaceuticals, Inc. and also served as Chief Financial Officer. From 1985 to 1992, Mr. Steuer served in a variety of roles in the Pilkington Visioncare Group ("PVG"), which developed, manufactured and distributed medical devices, pharmaceuticals and equipment for the ophthalmic field. His positions at PVG included General Manager, Ventures and Licensing and Chief Financial Officer. Mr. Steuer was a member of the Board of Directors of SciClone Pharmaceuticals, Inc. from January 1993 through November 1994, and currently serves as a member of the Board of Directors of a private company. Mr. Steuer received his M.S. and B.S. degrees in Electrical Engineering from Columbia University and a M.B.A. from New York University.

     DR. YOUNG is a co-founder of the Company and has served as Vice President, Medical Research since September 1993. Dr. Young is a board certified radiologist. From 1977 to 1994 Dr. Young served as Director of the Contrast Media Laboratory in the Department of Radiology at Stanford University School of Medicine and he was a tenured Associate Professor until he joined the Company. Dr. Young received his M.D. from the Indiana University School of Medicine and his Masters of Business Management from Stanford University, where he was an A.P. Sloan Fellow.

     MR. KILEY was appointed as a Director of the Company in June 1991. He has been self-employed since 1988 as an attorney, consultant and investor. From 1980 to 1988, he was an officer of Genentech, Inc., serving variously as Vice President and General Counsel, Vice President for Legal Affairs and Vice President for Corporate Development. Mr. Kiley is also a Director of Cardiogenesis Corporation, a medical device company, Athena Neurosciences, Inc., and Connective Therapeutics, Inc., pharmaceutical companies, and certain private biotechnology and other companies. Mr. Kiley received a B.S. in Chemical Engineering from Pennsylvania State University and a J.D. from George Washington University.

     MR. LACOB was appointed as a Director of the Company in June 1991. He is a General Partner of Kleiner Perkins Caufield & Byers, a venture capital investment firm, which he joined in 1987. Mr. Lacob is currently Chairman of the Board of CellPro, Inc. and Microcide Pharmaceuticals and a director of Heartport, Inc., as well as several private life science companies. Mr. Lacob holds a B.S. in BioChemistry from the University of California, Irvine, a M.S. in Public Health from the University of California, Los Angeles and a M.B.A. from Stanford University.

     MR. LATTERELL was appointed as a Director of the Company in June 1991. He is a General Partner of Venrock Associates, a venture capital investment group, which he joined in April 1989. Mr. Latterell is currently a Director of Biocircuits Corporation, Geron Corporation, Vical, Inc. and several private biomedical companies. Mr. Latterell holds S.B. degrees in Biological Sciences and Economics from the Massachusetts Institute of Technology and a M.B.A. from Stanford University.

     MR. SCODARI was appointed as a Director of the Company in December 1994. He is Corporate Executive Vice President, and President Pharmaceutical Division for Centocor, Inc. Prior to joining Centocor, he was Senior Vice President and General Manager, North American Ethicals for Rhone-Poulenc Rorer Pharmaceuticals, Inc. where he held various positions since 1989. From 1987 to 1989, Mr. Scodari was Executive Vice President of Sterling Drugs U.S. Diagnostic Imaging Division where he held responsibilities for all marketing and sales and business development activities for Sterling's imaging agent business. Mr. Scodari received a B.S. in Political Science from Youngstown State University.

     MR. TAYLOR was appointed as a Director of the Company in June 1991. He is a General Partner of AMC Partners 89, L.P., the general partner of Asset Management Associates 1989, L.P., a private venture capital partnership. Mr. Taylor has been with Asset Management Company, a venture management group, since 1977. Mr. Taylor is a Director of Telor Ophthalmic Pharmaceuticals, Inc., Metra BioSystems, Inc. and Lynx Therapeutics, Inc., and several private companies. Mr. Taylor holds B.S. and M.S. degrees in Physics from Brown University and a M.B.A. from Stanford University.

     The following persons, although not executive officers, are employed by the Company in significant capacities:

           NAME              AGE                                 POSITION
- ---------------------------  ---     -----------------------------------------------------------------
James P. Eldridge, Ph.D....  55      Senior Director, Quality Assurance, Quality Control
Diann T. Nagami............  38      Director of Regulatory Affairs

     DR. ELDRIDGE has served as Senior Director, Quality Assurance/Quality Control since September 1992. From 1990 to 1992, Dr. Eldridge served as Senior Director, Quality Assurance/Quality Control at Cetus and Chiron Corporations, biotechnology-based pharmaceutical companies that merged in 1991, and from 1975 to 1990, he was employed by Bristol-Myers Co. Dr. Eldridge received his B.A. degree from the University of California, Davis and his Ph.D. from Oregon State University.

     MS. NAGAMI has served as Director of Regulatory Affairs since April 1996 and as Manager of Regulatory Affairs from 1993 to 1996. From 1990 to 1993, she was a Regulatory Affairs Associate with increasing levels of responsibility at Salutar, Inc. Ms. Nagami has a B.S. in Chemistry from Scripps College.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION AND OTHER INFORMATION

     The Audit Committee consists of Messrs. Latterell and Taylor. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors, and reviews and evaluates the Company's internal control functions.

     The Compensation Committee consists of Messrs. Lacob, Latterell and Taylor. The Compensation Committee administers the Company's 1995 Stock Option Plan (the "1995 Plan"), successor to the Company's 1992 Stock Option Plan (the "1992 Plan"), and the Company's Employee Stock Purchase Plan (the "Purchase Plan") and makes recommendations to the Board of Directors concerning compensation for executive officers and consultants of the Company.

     All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the discretion of the Board and are elected annually. There are no family relationships among executive officers or directors of the Company. Members of the Board of Directors receive no cash compensation for their services as directors. During fiscal year ended June 30, 1995, the Company granted an option to purchase 16,667 shares of Common Stock, vesting over a four year period, to Joseph Scodari, a member of the Board of Directors. Additionally, subsequent to the fiscal year ended June 30, 1995, the Company granted options to purchase 10,000 shares of Common Stock, vesting over a five year period, to each of Messrs. Latterell, Taylor, Lacob and Kiley, all of whom are members of the Board of Directors.


     Pursuant to the 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan") which was adopted by the Company's Board of Directors on August 2, 1995 and subsequently approved by its stockholders, non-employee directors are eligible to receive periodic option grants as described more fully below. See "-- Stock Option Plans -- Non-Employee Directors Stock Option Plan."

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     Summary Compensation Table. The following table sets forth certain compensation paid during the fiscal year ended June 30, 1995, to (i) the Company's Chief Executive Officer, and (ii) each of the Company's executive officers who earned more than $100,000 (collectively, the "Named Executive Officers"). No other executive who would have otherwise been includable in such table on the basis of salary and bonus earned for the 1995 fiscal year resigned or was terminated during that year.

                                                                                      LONG TERM
                                                                                    COMPENSATION
                                                                  ANNUAL               AWARDS
                                                               COMPENSATION     ---------------------
                                                               ------------     SECURITIES UNDERLYING
                 NAME AND PRINCIPAL POSITION                    SALARY(1)            OPTIONS(2)
- -------------------------------------------------------------  ------------     ---------------------
Richard A. Miller, M.D. .....................................    $155,193                   --
  President and Chief
  Executive Officer
Stuart W. Young, M.D. .......................................     150,366                   --
  Vice President,
  Medical Research
James D. Mutch(3)............................................     147,550               13,334
  Vice President,
  Regulatory Affairs and
  Product Development
William C. Dow, Ph.D. .......................................     124,954               16,667
  Vice President, Chemical
  Research and Development
Marc L. Steuer(4)............................................     104,327               93,334
  Vice President, Business
  Development and Chief
  Financial Officer

- ---------------
(1) Includes amounts earned but not paid in the fiscal year ended June 30, 1995.

(2) Subsequent to June 30, 1995, the Company has granted the following options to purchase Common Stock to the Named Executive Officers: Richard A. Miller, 246,667; Stuart W. Young, 33,334; James D. Mutch, 6,667; William C. Dow, 67,667; Marc L. Steuer, 80,000. Of these amounts, 100,000, 41,000 and 40,000 of the options that have been granted to Dr. Miller, Dr. Dow and Mr. Steuer, respectively, are subject to stockholder approval of an increase in the number of shares authorized for grant under the 1995 Plan.

(3) Mr. Mutch resigned from the Company effective as of April 29, 1996 and currently serves the Company as a part-time consultant in the area of regulatory affairs.

(4) Reflects compensation for employment beginning on November 1, 1994, the date on which Mr. Steuer joined the Company as Vice President, Business Development and Chief Financial Officer.

     Option Grants in Last Fiscal Year. The following table shows certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended June 30, 1995. No stock appreciation rights were granted to these individuals during such year.

                                                                                      POTENTIAL REALIZABLE
                                                                                              VALUE
                                                                                        AT ASSUMED ANNUAL
                                                                                              RATES
                                 NUMBER OF     PERCENTAGE                                OF STOCK PRICE
                                   SHARES       OF TOTAL                                APPRECIATION FOR
                                 UNDERLYING     OPTIONS      EXERCISE                    OPTION TERM(4)
                                  OPTIONS      GRANTED TO    PRICE PER   EXPIRATION   ---------------------
             NAME                GRANTED(1)   EMPLOYEES(2)   SHARE(3)       DATE         5%          10%
- -------------------------------  ----------   ------------   ---------   ----------   --------     --------
Richard A. Miller, M.D. .......        --           --            --             --      --           --
Stuart W. Young, M.D. .........        --           --            --             --      --           --
James D. Mutch(5)..............    13,334(6)        7%         $3.75       10/20/04   $ 31,446     $ 79,691
William C. Dow, Ph.D. .........    16,667(6)        9%         $3.75       10/20/04     39,307       99,611
Marc L. Steuer.................    93,334(7)       48%         $3.75       10/20/04    220,115      557,814

- ---------------
(1) Subsequent to June 30, 1995, the Company has granted the following options to purchase Common Stock to the Named Executive Officers: Richard A. Miller, 246,667; Stuart W. Young, 33,334; James D. Mutch, 6,667; William C. Dow, 67,667; Marc L. Steuer, 80,000. Of these amounts, 100,000, 41,000 and 40,000 of the options that have been granted to Dr. Miller, Dr. Dow and Mr. Steuer, respectively, are subject to stockholder approval of an increase in the number of shares authorized for grant under the 1995 Plan.

(2) Based on an aggregate of approximately 193,000 options granted to employees in fiscal 1995, including options granted to the Named Executive Officers.

(3) The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state income or employment tax liability incurred by the optionee in connection with such exercise. The optionee may be permitted, subject to the approval of the Plan Administrator, to apply a portion of the shares purchased under the option (or to deliver existing shares of Common Stock) in satisfaction of such tax liability.

(4) Potential realizable value is based on the assumption that the price per share of Common Stock appreciates at the assumed annual rate of stock appreciation for the option term. There is no assurance that the assumed 5% and 10% annual rates of appreciation (compounded annually) will actually be realized over the term of the option. The assumed 5% and 10% annual rates are set forth in accordance with the rules and regulations adopted by the Securities and Exchange Commission and do not represent the Company's estimate of stock price appreciation.

(5) Mr. Mutch resigned from the Company effective as of April 29, 1996, and currently serves the Company as a part-time consultant in the area of regulatory affairs.

(6) These options vest in equal monthly installments over the 48 months following October 20, 1994, the date of grant, and were immediately exercisable as of the date of grant.

(7) 25% of these options vest one year after November 1, 1994, the date of grant, with the remainder vesting in equal monthly installments over the 36 months following the date of grant. All of these options were immediately exercisable as of the date of grant.

     Option Exercises in Last Fiscal Year and Fiscal Year End Option Values. No options were exercised by the Named Executive Officers during the fiscal year ended June 30, 1995. No Stock Appreciation Rights were exercised or outstanding during the last fiscal year. The following table shows certain other information regarding options held by the Named Executive Officers as of June 30, 1995:

                                                   NUMBER OF SHARES                VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                                              OPTIONS AT FISCAL YEAR END           AT FISCAL YEAR END(1)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- -------------------------------------------  -----------     -------------     -----------     -------------
Richard A. Miller, M.D. ...................         --             --                  --              --
Stuart W. Young, M.D. .....................     18,000             --           $  81,225              --
James D. Mutch(2)..........................     13,334             --              16,668              --
William C. Dow, Ph.D. .....................     46,667             --             156,209              --
Marc L. Steuer.............................     93,334             --             116,668          --

- ---------------
(1) Based on the fair market value of the Common Stock as of June 30, 1995, as determined by the Board of Directors ($7.50 per share), minus the per share exercise price, multiplied by the number of shares underlying the option.

(2) Mr. Mutch resigned from the Company effective as of April 29, 1996, and currently serves the Company as a part-time consultant in the area of regulatory affairs.

STOCK OPTION PLANS


     1995 Stock Option Plan. The 1995 Plan was adopted by the Board of Directors on August 2, 1995 as the successor to the 1992 Plan, and approved by the stockholders on September 11, 1995. The 1995 Plan became effective as of October 23, 1995, the effective date of the Company's initial public offering. The options outstanding under the 1992 Plan were incorporated into 1995 Plan on such date and no more option grants have been made under the 1992 Plan thereafter. The 1995 Plan authorizes for grant 920,059 options to acquire shares of Common Stock. On the first trading day of each calendar year, this share reserve automatically increases by the number of shares equal to 1% of the number of shares of Common Stock outstanding on the last day of the preceding calendar year; provided that such annual increase shall not exceed 500,000 shares. The increase on January 2, 1996 totaled 85,178 shares. In no event may any one individual receive option grants for more than 333,334 shares over the term of the 1995 Plan. As of May 31, 1996, 432,687 shares had been issued under the 1995 Plan, options for 1,033,200 shares were outstanding (including options incorporated from the 1992 Plan) of which 211,000 are contingent upon stockholder approval and 63,623 shares were available for future grant. Shares of Common Stock subject to outstanding options, including options granted under the 1992 Plan, that expire or terminate prior to exercise will be available for future issuance under the 1995 Plan.


     Under the 1995 Plan, employees (including officers), non-employee members of the Board (other than those serving as members of the Compensation Committee) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors are also eligible for automatic option grants under the Directors Plan, which is described below.

     The 1995 Plan is administered by the Compensation Committee of the Board. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding.

     The 1995 Plan also authorizes stock appreciation rights, which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock. No such rights have been issued to date.

     The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1995 Plan, including options incorporated from the 1992 Plan, in exchange for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     In the event the Company is acquired by merger, consolidation or asset sale, the shares of Common Stock subject to each option outstanding at the time under the 1995 Plan will immediately vest in full, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the acquiring entity, and options will accelerate to the extent not assumed by the acquiring entity. Any assumed options will accelerate and assigned repurchase rights will terminate upon the optionee's involuntary termination within 18 months following the acquisition. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options assumed on such a merger, consolidation or asset sale. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options under the 1995 Plan (including options incorporated from the 1992 Plan) and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers. Such accelerated vesting may be conditioned upon the subsequent termination of the affected optionee's service.

     The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on August 1, 2005, unless sooner terminated by the Board.

     Non-Employee Directors Stock Option Plan. The Directors Plan was adopted by the Board of Directors on August 2, 1995 and approved by the Company's stockholders on September 11, 1995. Automatic option grants are made at periodic intervals to eligible non-employee Board members under the Directors Plan. The Directors Plan became effective on October 23, 1995, the effective date of the Company's initial public offering. 166,667 shares of Common Stock have been reserved for issuance under the Directors Plan.

     Each individual serving as a non-employee Board member on the effective date of the Company's initial public offering was automatically granted a non-statutory option to purchase 5,000 shares of Common Stock on October 23, 1995. Accordingly, Messrs. Lacob, Taylor, Latterell, Kiley and Scodari each received an option for 5,000 shares on October 23, 1995. Each individual first elected or appointed as a non-employee Board member after October 23, 1995 will automatically be granted, on the date of such election or appointment, a non-statutory option to purchase 10,000 shares of Common Stock. In addition, on the date of each Annual Stockholders Meeting, beginning with the 1996 Annual Meeting, each individual who is to continue to serve as a non-employee Board member after that Annual Meeting and has been a member of the Board for at least six months will automatically be granted a non-statutory option to purchase 5,000 shares of Common Stock. There will be no limit on the number of such annual 5,000-share option grants any one non-employee Board member may receive over his or her period of continued Board service. The exercise price per share of Common Stock subject to each automatic option grant will be equal to the fair market value per share on the automatic grant date. Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a non-employee Board member cease prior to vesting in the shares. Each 10,000-share grant will vest in five equal and successive annual installments over the optionee's period of Board service. Each 5,000-share grant will vest in twelve equal and successive monthly installments over the optionee's period of Board service. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

     The Directors Plan will terminate on August 1, 2005.

     Employee Stock Purchase Plan. The Purchase Plan was adopted by the Board of Directors on August 2, 1995 and approved by the Company's stockholders on September 11, 1995. A total of 50,000 shares of Common Stock were reserved for issuance under the Purchase Plan, of which 41,621 are still available. The

Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented in 24-month offering periods with purchases occurring at six month intervals. The Purchase Plan is administered by the Compensation Committee of the Board. Individuals who were eligible employees on the start date of the initial offering period were allowed to join the Purchase Plan at that time. Individuals who become eligible thereafter must complete 90 days of service prior to joining the Purchase Plan. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's cash compensation. The price of stock purchased under the Purchase Plan will generally be 85% of the lower of the fair market value of the Common Stock at the beginning of the 24-month offering period or on the applicable semi-annual purchase date. The Board may amend or terminate the Purchase Plan immediately after the close of any offering period. The Purchase Plan will terminate in October 2005.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     In May 1992, the Company entered into an employment letter agreement with William C. Dow, which remains in effect unless and until terminated by either the Company or Dr. Dow at any time and for any reason, with or without cause. During the fiscal year ended June 30, 1995, the Company paid Dr. Dow $120,000 under the agreement.

     In June 1992, the Company entered into an employment agreement with Richard
A. Miller which either party may terminate at any time upon 90 days' prior written notice of an intent to terminate. During the fiscal year ended June 30, 1995, the Company paid Dr. Miller $150,000 under the agreement.

     In August 1992, the Company entered into an employment agreement with James
D. Mutch which was terminated on April 29, 1996 when he left the employ of the Company and became a part-time consultant to the Company. During the fiscal year ended June 30, 1995, the Company paid Mr. Mutch $141,960 under the agreement.

     In April 1993, the Company entered into an employment agreement with Stuart
W. Young which either party may terminate at any time upon 30 days written notice of intent to terminate. If Dr. Young is terminated without cause by the Company during the second or third year of employment, the Company is obligated to compensate Dr. Young with his salary as severance pay for one year after termination. During the fiscal year ended June 30, 1995, the Company paid Dr. Young $145,192 under the agreement.

     In October 1994, the Company entered into an employment agreement with Marc
L. Steuer, which remains in effect unless and until terminated by either the Company or Mr. Steuer at any time and for any reason, with or without cause. If Mr. Steuer is discharged without cause during the first two years of employment, the Company is obligated to compensate Mr. Steuer with six months of severance benefits and pay. During the fiscal year ended June 30, 1995, the Company paid Mr. Steuer $100,962 under the agreement.

     Under the 1995 Plan, the Plan Administrator has the authority to accelerate outstanding options in the event of certain changes in control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board of Directors was formed in November of 1992, and the members of the Compensation Committee are Messrs. Lacob, Latterell and Taylor. None of these individuals was at any time during the fiscal year ended June 30, 1995, or at any other time, an officer or employee of the Company.

                              CERTAIN TRANSACTIONS

     In June 1994 and July 1995, the Company issued, in private placement transactions, 1,536,092 shares of Series C Preferred Stock at $8.63 per share. An aggregate of 526,753 shares of such Series C Preferred Stock were issued in exchange for $3.0 million in principal amount of Convertible Promissory Notes, accrued interest thereon and $2.6 million in cash. These Notes were purchased by persons and entities associated with Kleiner Perkins Caufield & Byers ("Kleiner Perkins"), Asset Management Associates 1989, L.P. ("Asset Management"), Venrock Associates ("Venrock"), and Mayfield VII prior to the July 1995 portion of the Series C financings. All of such shares of Series C Preferred Stock automatically converted into an aggregate of 1,536,092 shares of Common Stock upon the closing of the Company's initial public offering. In addition, the Company issued warrants to purchase Series C Preferred Stock in connection with these financings. The following table summarizes the shares of Series C Preferred Stock purchased by and warrants issued to executive officers, directors and five percent stockholders of the Company and persons associated with them in these financings.

                                                            SHARES OF SERIES C     SERIES C
                             INVESTOR                        PREFERRED STOCK       WARRANTS
        --------------------------------------------------  ------------------     --------
        Thomas D. Kiley...................................         11,594               --
        Kleiner Perkins(1)................................        328,090           28,839
        Asset Management(2)...............................        222,564           20,038
        Venrock(3)........................................        268,634           23,629

- ---------------

(1) Includes shares held by both Kleiner Perkins Caufield & Byers V and KPCB Zaibatsu Fund I. Joseph S. Lacob, a Director of the Company, is a general partner of Kleiner Perkins Caufield & Byers and KPCB Zaibatsu Fund I.

(2) Craig C. Taylor, a Director of the Company, is a general partner of AMC Partners 89, L.P., the general partner of Asset Management.


(3) Includes shares held by both Venrock Associates and Venrock Associates II, L.P. Patrick F. Latterell, a Director of the Company, is a general partner of Venrock Associates and Venrock Associates II, L.P.


     Holders of certain shares of the Company's Preferred Stock and Common Stock, including certain of its officers, directors and principal stockholders and related investment funds, are entitled to certain registration rights in respect of the Common Stock which have been issued upon conversion thereof. See "Description of Capital Stock -- Registration Rights."

     The Company has entered into an Indemnification Agreement with each of its executive officers and directors.

     The Company has entered into a Patent License Agreement with Dr. Young, dated October 15, 1992, pursuant to which the Company has been granted an exclusive royalty-bearing license to use and to manufacture and sell products based on certain patent rights owned by Dr. Young related to certain zeolite and zeolite-like substances. In consideration for entering into the Patent License Agreement, the Company issued Dr. Young 16,667 shares of its Common Stock.


     In September 1994, the Company entered into a Note Secured by Stock Pledge Agreement (the "First Note") with Dr. Stuart W. Young, an executive officer of the Company, for the total principal amount of approximately $65,000. The First Note bears interest at 5.86%, with interest payable annually and principal due in full on August 31, 1997. In April 1995, the Company loaned Dr. Young approximately an additional $30,000 under a similar Note Secured by Stock Pledge Agreement (the "Second Note"). The Second Note bears interest at 7.19%, with principal and interest due in full on February 28, 1998. The proceeds of such Notes were to be used solely to pay federal and state tax liability incurred by Dr. Young in connection with his acquisition of 50,000 shares of Common Stock pursuant to his exercise of a non-statutory stock option grant under the 1992 Plan.


     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 31, 1996 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director, (iii) each executive officer named herein and (iv) all directors and executive officers of the Company as a group.


                                                                                    PERCENTAGE
                                                                                   BENEFICIALLY
                                                                                    OWNED(1)(2)
                                                                               ---------------------
                                                                 NUMBER OF      BEFORE       AFTER
                  NAME OF BENEFICIAL OWNER                       SHARES(1)     OFFERING     OFFERING
- -------------------------------------------------------------    ---------     --------     --------
Kleiner Perkins Caufield & Byers V(3)........................    1,500,187       17.5%        14.5%
  2750 Sand Hill Road
  Menlo Park, CA 94025
Venrock Associates(4)........................................    1,239,289       14.5%        12.0%
  30 Rockefeller Plaza, Suite 5508
  New York, NY 10112
Asset Management Associates 1989, L.P.(5)....................    1,189,628       13.9%        11.5%
  2275 E. Bayshore, Suite 150
  Palo Alto, CA 94303
Richard A. Miller, M.D.(6)...................................      452,343        5.2%         4.3%
Integral Capital Partners II, L.P.(7)........................      433,749        5.1%         4.2%
  2750 Sand Hill Road
  Menlo Park, CA 94025
Thomas D. Kiley(8)...........................................      121,576        1.4%         1.2%(9)
Patrick F. Latterell(10).....................................    1,239,289       14.5%        12.0%
Joseph S. Lacob(11)..........................................    1,500,187       17.5%        14.5%(12)
Craig C. Taylor(13)..........................................    1,189,628       13.9%        11.5%
Joseph C. Scodari(14)........................................       21,667          *            *
Marc L. Steuer(15)...........................................      133,334        1.5%         1.3%
William C. Dow, Ph.D.(16)....................................      110,001        1.3%         1.1%
Stuart W. Young, M.D.(17)....................................      183,334        2.1%         1.8%
All officers and directors as a group (10 persons)(18).......    5,026,361       55.4%        48.6%(19)


- ---------------
* Less than 1%.

 (1) Percentage of beneficial ownership is calculated assuming 8,527,605 shares of Common Stock were outstanding as of May 31, 1996. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of May 31, 1996, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

 (2) This table is based upon information supplied to the Company by executive officers, directors and principal stockholders. The address of each officer and director identified in this table is that of the Company's executive offices, 995 East Arques Ave., Sunnyvale, CA 94086. Unless otherwise indicated in the footnotes to this table and subject to applicable community property laws, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by it or him.

 (3) Includes shares held by persons and entities affiliated with Kleiner Perkins, including 16,667 shares held by Joseph Lacob, a Director of the Company, who is a General Partner of Kleiner Perkins. Mr. Lacob disclaims beneficial ownership of the shares held by Kleiner Perkins and its affiliated entities except to the extent of his individual share ownership and his pecuniary interest arising from his general partnership interest in Kleiner Perkins. Also, includes options exercisable for 15,000 shares held by Mr. Lacob and warrants exercisable for 28,839 shares held by Kleiner Perkins.

 (4) Includes shares held by persons and entities affiliated with Venrock, including 16,667 shares held by Patrick Latterell, a Director of the Company, who is a General Partner of Venrock. Mr. Latterell disclaims beneficial ownership of the shares held by Venrock and its affiliated entities except to the extent of his individual share ownership and his pecuniary interest arising from his general partnership interest in Venrock. Also, includes options exercisable for 15,000 shares held by Mr. Latterell and warrants exercisable for 23,629 shares held by Venrock.

 (5) Includes shares held by entities affiliated with Asset Management, including options exercisable for 15,000 shares held by Craig Taylor, a Director of the Company, who is a General Partner of AMC Partners 89, L.P., the general partner of Asset Management. Mr. Taylor disclaims beneficial ownership of the shares held by Asset Management and its affiliated entities except to the extent of his individual share ownership and his pecuniary interest arising from his general partnership interest in AMC Partners 89, L.P. Also includes warrants exercisable for 20,038 shares held by Asset Management.

 (6) Includes 13,334, 13,334, and 279,008 shares held in trust for Jordan Andrew Miller, Jared David Miller and the Miller-Horning Family Trust, respectively. Also, includes options exercisable for 146,667 shares within 60 days of May 31, 1996.

 (7) Includes shares held by entities affiliated with Integral Capital Partners II, L.P. and warrants exercisable for 20,518 shares within 60 days of May 31, 1996.

 (8) Includes 106,576 shares held in the Kiley Revocable Trust, Thomas D. Kiley, TEE, Nancy L. Kiley, TEE. Also, includes options exercisable for 15,000 shares within 60 days of May 31, 1996.


 (9) Excludes up to 15,000 shares which Mr. Kiley may purchase in the Offering. See "Underwriters."


(10) Includes 16,667 shares held in trust by the Patrick Latterell Living Trust and options exercisable for 15,000 shares. Also includes 1,207,622 shares (including warrants for 23,629 shares) held by persons and entities affiliated with Venrock, as to which shares Mr. Latterell disclaims beneficial ownership except as set forth in Note 4 above.

(11) Includes options exercisable for 15,000 shares. Also includes 1,468,520 shares (including warrants for 28,859 shares) held by persons and entities affiliated with Kleiner Perkins, as to which shares Mr. Lacob disclaims beneficial ownership except as set forth in Note 3 above.


(12) Excludes up to 25,000 shares which Mr. Lacob may purchase in the Offering. See "Underwriters."


(13) Includes options exercisable for 15,000 shares. Also includes 1,174,628 shares (including warrants for 20,058 shares) held by persons and entities affiliated with Asset Management, as to which shares Mr. Taylor disclaims beneficial ownership except as set forth in Note 5 above.

(14) Represents options exercisable for 21,667 shares.

(15) Represents options exercisable for 133,334 shares.

(16) Includes options exercisable for 73,334 shares.

(17) Includes options exercisable for 51,334 shares.

(18) Includes options and warrants exercisable for 539,670 and 72,506 shares, respectively. Also includes 1,468,520 shares held by persons and entities affiliated with Kleiner Perkins, 1,174,628 shares held by persons and entities affiliated with Asset Management and 1,207,622 shares held by persons and entities affiliated with Venrock. Certain directors may be deemed to be beneficial owners of such shares, but disclaim such beneficial ownership, as discussed in Notes 3, 4, 5, 9, 10 and 11 above.


(19) Excludes up to 15,000 and 25,000 shares which Messrs. Kiley and Lacob, respectively, may purchase in the Offering. See Notes 9 and 12 above.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 12,000,000 shares of Common Stock, $0.0001 par value and 1,000,000 shares of Preferred Stock, $0.0001 par value.

COMMON STOCK

     As of May 31, 1996, there were approximately 8,527,605 shares of Common Stock outstanding held of record by approximately 90 stockholders. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this Offering will be, fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors is authorized to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock with certain voting or conversion rights may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any shares of Preferred Stock.

OPTIONS AND WARRANTS

     As of May 31, 1996, options to purchase 1,058,200 shares of Common Stock (including 211,000 of which are subject to stockholder approval), at a weighted average exercise price of $9.15 per share, were outstanding, of which 212,192 are vested. The Company also had outstanding warrants to purchase 197,540 shares of Common Stock, at a weighted average exercise price of $7.10 per share. Such warrants expire on various dates, the latest of which is five years from the effective date of this Offering. The holders of such warrants are entitled to certain registration rights with respect to the Common Stock issued upon exercise thereof. See "-- Registration Rights."

ANTITAKEOVER PROVISIONS OF DELAWARE LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Under
Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office.

     Section 203 generally defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     The provisions of Section 203, together with the ability of the Company's Board of Directors to issue Preferred Stock without further stockholder actions, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Company's Restated Certificate of Incorporation or Restated Bylaws, may elect not to be governed by Section 203 effective 12 months after such adoption. Neither the Company's Restated Certificate of Incorporation nor Restated Bylaws currently exclude the Company from the restrictions imposed by
Section 203.

REGISTRATION RIGHTS


     Pursuant to an Amended and Restated Investors' Rights Agreement, dated July 31, 1995, among the Company and certain stockholders of the Company ("Investors' Rights Agreement"), the holders of 5,555,590 shares of Common Stock (including shares issuable upon the exercise of the Company's outstanding warrants) (the "Registrable Securities") will be entitled to, subject to specific limitations, certain rights with respect to the registration of the Registrable Securities under the Securities Act. Under the Investors' Rights Agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders may be entitled to notice of such registration and to include their shares of Common Stock in such registration. These rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in such registration. The stockholders benefiting from these rights may require the Company, on not more than two occasions, to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions. Further, certain of such holders may require the Company to file additional registration statements on Form S-3, subject to certain conditions.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Company has agreed to sell 1,750,000 shares of the Company's Common Stock and the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Cowen & Company and Invemed Associates, Inc. are serving as Representatives, have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite their names below:



                                                                                 NUMBER
                                       NAME                                     OF SHARES
    --------------------------------------------------------------------------  ---------
    Morgan Stanley & Co. Incorporated.........................................
    Cowen & Company...........................................................
    Invemed Associates, Inc...................................................
                                                                                ---------
              Total...........................................................  1,750,000
                                                                                =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $          per share under the public
offering price. Any Underwriter may allow, and such dealers may reallow, a
concession not in excess of $          per share to other Underwriters or to
certain other dealers.


     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     In connection with the Offering, the Company, its executive officers and directors and certain existing stockholders of the Company, who own an aggregate of approximately 5,377,000 shares of the Company's Common Stock (and an additional 650,000 shares subject to outstanding stock options and warrants), have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the several Underwriters, they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or (b) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than
(i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement, (ii) the issuance by the Company of shares of Common Stock upon the exercise of an option sold or granted pursuant to existing benefit plans of the Company and outstanding on the date of this Prospectus,
(iii) the transfer of shares of Common Stock in a bona fide charitable donation or in any estate planning disposition provided that the transferee in any such transaction agrees to be bound by the terms of the "lock-up" agreement or (iv) the transfer of shares of Common Stock due to the death or disability of a stockholder provided that such transferee agrees to be bound by the terms of the "lock-up" agreement.

     Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two business days prior to the Commencement Date
(1) such market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     Two directors of the Company may purchase up to 40,000 shares in the Offering, for investment purposes only, and with no present intention to resell the shares. See "Principal Stockholders."

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The Common Stock being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of the Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of the Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters relating to patents in connection with this Offering will be passed upon by Arnold, White & Durkee, Austin, Texas. Certain legal matters are being passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements as of June 30, 1994, 1995 and March 31, 1996 and for each of the three years in the period ended June 30, 1995, the nine months ended March 31, 1996 and for the period from inception (April 1991) through March 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Statements in this Prospectus in the penultimate paragraph under the caption "Risk Factors -- Uncertainty Regarding Patents and Proprietary Rights" and in the final paragraph under the caption "Business -- Patents and Proprietary Technology" have been reviewed and approved by Brinks Hofer Gilson & Lione, special patent counsel for the Company, as experts in such matters, and are included herein in reliance upon such review and approval.

                              PHARMACYCLICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Balance Sheet.........................................................................  F-3
Statement of Operations...............................................................  F-4
Statement of Cash Flows...............................................................  F-5
Statement of Stockholders' Equity (Deficit)...........................................  F-6
Notes to Financial Statements.........................................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  and Stockholders of Pharmacyclics, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of Pharmacyclics, Inc. (a development stage company) at June 30, 1994 and 1995 and March 31, 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, the nine months ended March 31, 1996, and for the period from inception (April 1991) through March 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
June 5, 1996

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    JUNE 30,
                                                               -------------------     MARCH 31,
                                                                1994        1995         1996
                                                               -------     -------     ---------
                                             ASSETS
Current assets:
  Cash and cash equivalents..................................  $ 8,690     $   376     $  15,204
  Short-term investments.....................................       --          --         9,012
  Prepaid expenses...........................................       65         164            78
                                                               -------     -------     ---------
          Total current assets...............................    8,755         540        24,294
Property and equipment, net..................................    3,242       2,850         2,493
Deposits.....................................................       53          54            54
Notes receivable from employee...............................       --          95            95
                                                               -------     -------     ---------
                                                               $12,050     $ 3,539     $  26,936
                                                               =======     =======      ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...........................................  $   642     $   689     $     307
  Accrued liabilities........................................      148         257           264
  Current portion of capital lease obligations...............      590         749         1,020
  Notes payable..............................................       --       2,000            --
                                                               -------     -------     ---------
          Total current liabilities..........................    1,380       3,695         1,591
Capital lease obligations....................................    1,880       1,429           727
Deferred rent................................................       21          67           101
                                                               -------     -------     ---------
          Total liabilities..................................    3,281       5,191         2,419
                                                               -------     -------     ---------
Commitments (Note 6)
Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value; authorized -- 1,000,000 shares at March 31, 1996; no shares issued and
     outstanding.............................................       --          --            --
  Convertible preferred stock, $0.0001 par value;
     authorized -- 6,666,667 shares at June 30, 1994 and
     1995; shares issued and outstanding -- 4,507,839 at June
     30, 1994 and 1995.......................................       --          --            --
  Common stock, $0.0001 par value; authorized -- 10,000,000
     shares at June 30, 1994 and 1995, 12,000,000 at March
     31, 1996; shares issued and outstanding -- 870,299 and
     908,702 at June 30, 1994 and 1995 and 8,511,258 at March
     31, 1996, respectively..................................       --          --             1
  Additional paid-in capital.................................   18,013      18,071        49,712
  Deficit accumulated during development stage...............   (9,244)    (19,723)      (25,196)
                                                               -------     -------     ---------
          Total stockholders' equity (deficit)...............    8,769      (1,652)       24,517
                                                               -------     -------     ---------
                                                               $12,050     $ 3,539     $  26,936
                                                               =======     =======      ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               PERIOD
                                                                                                FROM
                                                                    NINE MONTHS ENDED        INCEPTION
                                      YEAR ENDED JUNE 30,               MARCH 31,           (APRIL 1991)
                                 -----------------------------   -----------------------      THROUGH
                                  1993      1994       1995                      1996      MARCH 31, 1996
                                 -------   -------   ---------      1995       ---------   --------------
                                                                 -----------
                                                                 (UNAUDITED)
Revenues:
  License and grant revenues...  $    --   $ 3,000   $      79     $    --     $     301      $  3,380
                                 -------   -------   ---------   -----------   ---------   --------------
Operating expenses:
  Research and development.....    3,161     6,909       9,330       6,964         5,199        25,086
  General and administrative...      559     1,042         996         728           982         3,637
                                 -------   -------   ---------   -----------   ---------   --------------
          Total operating
            expenses...........    3,720     7,951      10,326       7,692         6,181        28,723
                                 -------   -------   ---------   -----------   ---------   --------------
Loss from operations...........   (3,720)   (4,951)    (10,247)     (7,692)       (5,880)      (25,343)
Interest income................      148       164         187         169           640         1,161
Interest expense...............       (8)     (253)       (419)       (265)         (233)         (913)
                                 -------   -------   ---------   -----------   ---------   --------------
Loss before income taxes.......   (3,580)   (5,040)    (10,479)     (7,788)       (5,473)      (25,095)
Provision for income taxes.....       --      (101)         --          --            --          (101)
                                 -------   -------   ---------   -----------   ---------   --------------
Net loss.......................  $(3,580)  $(5,141)  $ (10,479)    $(7,788)    $  (5,473)     $(25,196)
                                 =======   =======    ========   =========      ========   ===========
Net loss per share (Note 1)....                      $   (1.65)    $ (1.23)    $   (0.72)
                                                      ========   =========      ========
Weighted average common and
  common equivalent shares
  (Note 1).....................                          6,353       6,341         7,578
                                                      ========   =========      ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                    PERIOD FROM
                                                                              NINE MONTHS ENDED      INCEPTION
                                                                                                    (APRIL 1991)
                                                 YEAR ENDED JUNE 30,              MARCH 31,           THROUGH
                                             ----------------------------   ---------------------    MARCH 31,
                                              1993      1994       1995                    1996         1996
                                             -------   -------   --------      1995       -------   ------------
                                                                            -----------
                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss.................................  $(3,580)  $(5,141)  $(10,479)    $(7,788)    $(5,473)    $(25,196)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization..........       80       321        643         420         496        1,491
    Write-down of fixed assets.............       --        --        118          --          --          118
    Other..................................       --        --         39          --          --           39
    Gain on sale of short-term
      investments..........................       --        --        (22)         --          --          (22)
    Changes in assets and liabilities:
      Prepaid expenses.....................      (74)        9        (89)        (81)         86          (68)
      Deposits.............................      (53)       19         (1)         --          --          (54)
      Notes receivable from employee.......       --        --        (95)         --          --          (95)
      Accounts payable.....................      228       411         47        (231)       (382)         307
      Accrued liabilities..................       72        74        109          --          58          315
      Deferred rent........................       --        21         46          34          34          101
                                             -------   -------   --------   -----------   -------   ------------
      Net cash used in operating
         activities........................   (3,327)   (4,286)    (9,684)     (7,646)     (5,181)     (23,064)
                                             -------   -------   --------   -----------   -------   ------------
Cash flows from investing activities:
  Purchase of property and equipment.......     (225)     (770)       (52)         --         (16)      (1,036)
  Proceeds from sale of property and
    equipment..............................       --       112         --          --          --          112
  Purchase of short-term investments.......     (849)       --     (5,478)         --      (9,012)     (15,339)
  Proceeds from the sale of short-term
    investments............................       --       849      5,500          --          --        6,349
                                             -------   -------   --------   -----------   -------   ------------
    Net cash (used in) provided by
      investing
      activities...........................   (1,074)      191        (30)         --      (9,028)      (9,914)
                                             -------   -------   --------   -----------   -------   ------------
Cash flows from financing activities:
  Issuance of common stock, net of issuance
    costs..................................        3        38          9         (42)     26,041       26,099
  Proceeds from notes payable..............       --        --      2,000          --       1,000        3,000
  Issuance of convertible preferred stock,
    net of issuance costs..................    7,674     7,623         --          --       2,550       20,514
  Payments under capital lease
    obligations............................      (45)     (223)      (609)       (437)       (554)      (1,431)
                                             -------   -------   --------   -----------   -------   ------------
    Net cash (used in) provided by
      financing activities.................    7,632     7,438      1,400        (479)     29,037       48,182
                                             -------   -------   --------   -----------   -------   ------------
Net increase (decrease) in cash and cash
  equivalents..............................    3,231     3,343     (8,314)     (8,125)     14,828       15,204
Cash and cash equivalents at beginning of
  period...................................    2,116     5,347      8,690       8,690         376           --
                                             -------   -------   --------   -----------   -------   ------------
Cash and cash equivalents at end of
  period...................................  $ 5,347   $ 8,690   $    376     $   565     $15,204     $ 15,204
                                             ========  ========  =========  ============  ========  ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
  INFORMATION:
  Income taxes paid during the period......  $    --   $   101   $     --     $    --     $    --     $    101
                                             ========  ========  =========  ============  ========  ===========
  Interest paid during the period..........  $     8   $   238   $    352     $   269     $   223     $    821
                                             ========  ========  =========  ============  ========  ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
  Property and equipment acquired under
    capital lease obligations..............  $   371   $ 2,367   $    317     $   285     $   123     $  3,167
                                             ========  ========  =========  ============  ========  ===========
  Warrants issued..........................  $    --   $    --   $     49     $    --     $    --     $     49
                                             ========  ========  =========  ============  ========  ===========
  Conversion of notes payable and accrued
    interest into convertible preferred
    stock..................................  $    --   $    --   $     --     $    --     $ 3,051     $  3,051
                                             ========  ========  =========  ============  ========  ===========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
       FOR THE PERIOD FROM INCEPTION (APRIL 1991) THROUGH MARCH 31, 1996
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                     DEFICIT
                                             CONVERTIBLE                                           ACCUMULATED
                                           PREFERRED STOCK         COMMON STOCK       ADDITIONAL      DURING
                                         --------------------   -------------------    PAID-IN     DEVELOPMENT
                                           SHARES      AMOUNT     SHARES     AMOUNT    CAPITAL        STAGE        TOTAL
                                         -----------   ------   ----------   ------   ----------   ------------   --------
Issuance of common stock for cash at
  $0.02 per share......................           --   $  --       400,000   $  --     $      6      $     --     $      6
                                         -----------   ------   ----------   ------   ----------   ------------   --------
Balance at June 30, 1991...............           --      --       400,000      --            6            --            6
Issuance of common stock for cash at an
  average price of $0.02 per share.....           --      --        97,111      --            2            --            2
Issuance of convertible preferred stock
  for cash, net of issuance costs, at
  an average price of $1.32 per
  share................................    2,040,784      --            --      --        2,667            --        2,667
Net loss...............................           --      --            --      --           --          (523)        (523)
                                         -----------   ------   ----------   ------   ----------   ------------   --------
Balance at June 30, 1992...............    2,040,784      --       497,111      --        2,675          (523)       2,152
Issuance of common stock for cash at an
  average price of $0.06 per share.....           --      --        49,000      --            3            --            3
Issuance of convertible preferred stock
  for cash, net of issuance costs, at
  $4.88 per share......................    1,580,095      --            --      --        7,674            --        7,674
Net loss...............................           --      --            --      --           --        (3,580)      (3,580)
                                         -----------   ------   ----------   ------   ----------   ------------   --------
Balance at June 30, 1993...............    3,620,879      --       546,111      --       10,352        (4,103)       6,249
Issuance of common stock upon exercise
  of stock options at an average price
  of $0.12 per share...................           --      --       324,188      --           38            --           38
Issuance of convertible preferred stock
  for cash, net of issuance costs, at
  $8.63 per share......................      886,960      --            --      --        7,623            --        7,623
Net loss...............................           --      --            --      --           --        (5,141)      (5,141)
                                         -----------   ------   ----------   ------   ----------   ------------   --------
Balance at June 30, 1994...............    4,507,839      --       870,299      --       18,013        (9,244)       8,769
Issuance of common stock upon exercise
  of stock options at an average price
  of $0.24 per share...................           --      --        38,403      --            9            --            9
Issuance of warrants...................           --      --            --      --           49            --           49
Net loss...............................           --      --            --      --           --       (10,479)     (10,479)
                                         -----------   ------   ----------   ------   ----------   ------------   --------
Balance at June 30, 1995...............    4,507,839      --       908,702      --       18,071       (19,723)      (1,652)
Issuance of convertible preferred stock
  for notes payable and accrued
  interest at an average of $8.63 per
  share................................      353,483      --            --      --        3,051            --        3,051
Issuance of convertible preferred stock
  for cash, net of issuance costs, at
  an average price of $8.63 per
  share................................      295,649      --            --      --        2,550            --        2,550
Issuance of common stock upon initial
  public offering, net of issuance
  costs, for cash at $12 per share.....           --      --     2,383,450       1       25,958            --       25,959
Conversion of convertible preferred
  stock into common stock..............   (5,156,971)     --     5,156,971      --           --            --           --
Issuance of common stock upon exercise
  of stock options at an average
  exercise price of $1.33 per share....           --      --        62,135      --           82            --           82
Net loss...............................           --      --            --      --           --        (5,473)      (5,473)
                                         -----------   ------   ----------   ------   ----------   ------------   --------
Balance at March 31, 1996..............           --   $  --     8,511,258   $   1     $ 49,712      $(25,196)    $ 24,517
                                          ==========   =======   =========   =======  =========    ============   ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

  Description of the Company

     Pharmacyclics, Inc. (the "Company") was incorporated in Delaware in April 1991 and commenced operations during 1992 to develop and market pharmaceutical products derived from biometallic chemistry for the treatment of certain cancers, atherosclerosis diseases and contrast agents for magnetic resonance imaging. Since its inception the Company has been in the development stage, principally involved in research and development and other business planning activities, with no revenues from product sales. Successful future operations depend upon the Company's ability to develop, to obtain regulatory approval for and to commercialize its products. The Company expects that additional funds will be required to complete the development of its products and to fund operating losses that are expected to be incurred in the next several years.

  Initial public offering

     In September 1995 the Company effected a 2 for 3 reverse stock split. All share and per share amounts have been adjusted to retroactively reflect this stock split.

     The Company completed its initial public offering on October 23, 1995, issuing 2,150,000 shares of its common stock. Upon the closing of the offering, all outstanding shares of Convertible Preferred Stock were automatically converted into 5,156,971 shares of common stock. On November 6, 1995, the underwriters of the initial public offering exercised their over-allotment option with respect to an additional 233,450 shares of common stock. The Company's initial public offering resulted in net proceeds of approximately $26.0 million.

  Management's use of estimates and assumptions

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Net loss per share

     The Company's historical capital structure was not indicative of its prospective structure due to the conversion of all shares of Convertible Preferred Stock into common stock concurrent with the closing of the Company's initial public offering in October 1995. Accordingly, net loss per share for the years ended June 30, 1993 and 1994 is not considered meaningful and has not been presented herein.

     Net loss per share for the year ended June 30, 1995 and for the nine months ended March 31, 1995 and 1996 is computed using the weighted average number of outstanding shares of common stock. In addition, the computation includes the effect of the conversion of all shares of Series A, A1, B and C Convertible Preferred Stock into 5,156,971 shares of common stock concurrent with the closing of the Company's initial public offering as if they were converted into shares of common stock on July 1, 1994. Common stock equivalent shares arising from stock options and warrants are excluded from the computation because their effect is antidilutive, except that common stock equivalent shares arising from stock options and warrants (using the treasury stock method and the initial public offering price) issued during the twelve month period prior to the initial public offering are included in the computation of net loss per share as if they were outstanding for all periods presented prior to the initial public offering.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Cash equivalents and short-term investments

     All highly liquid investments purchased with maturity at the date of purchase of three months or less are considered to be cash equivalents. Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The adoption of SFAS 115 did not have a material impact on the Company's financial condition or results of operations. The Company has classified its cash equivalents and short-term investments as "available-for-sale." For all periods presented, cost of investments approximated fair market value.

     The Company's cash, cash equivalents and short-term investments consisted of the following (in thousands):

                                                               JUNE 30,
                                                         ---------------------     MARCH 31,
                      INVESTMENT TYPE                      1994         1995         1996
    ---------------------------------------------------  --------     --------     ---------
    Cash in bank.......................................   $    5        $  2        $   119
    Money market.......................................    8,685         374          9,040
    Debt (state or political subdivision)..............       --          --          4,000
    Debt (corporate)...................................       --          --          2,045
                                                         --------     --------     ---------
      Cash and cash equivalents........................   $8,690        $376        $15,204
                                                         =======      =======      =========
    Debt (state or political subdivision)..............   $   --        $ --        $ 2,014
    Debt (corporate)...................................       --          --          6,998
                                                         --------     --------     ---------
      Short-term investments...........................   $   --        $ --        $ 9,012
                                                         =======      =======      =========

  Concentration of credit risk

     The Company deposits its excess cash with financial institutions and invests such excess cash in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Management of the Company believes they have established guidelines relative to diversification and maturities that maintain safety and liquidity.

  Property and equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally four to eight years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

  Research and development

     Research and development costs are charged to expense as incurred.

  Income taxes

     The Company provides for income taxes using the liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts.

  Reclassifications

     Certain 1994 amounts have been reclassified to conform with the current presentation.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Fair value of financial instruments

     The carrying value of capital lease obligations approximate fair value due to the short maturity of those instruments.

  Adoption of recent accounting standards

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") which requires the Company to review for impairment its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets might not be recoverable. In certain situations, an impairment loss would be recognized. The Company will adopt SFAS 121 during fiscal 1997 and, based on its initial evaluation, does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will adopt SFAS 123 during fiscal 1997. The Company intends to continue to account for employee stock options using the intrinsic value method prescribed by APB Opinion No. 25 and to adopt the "disclosure only" pro forma alternative described in SFAS 123.

  Interim results (unaudited)

     The accompanying statements of operations and of cash flows for the nine months ended March 31, 1995 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results for the interim period. The data disclosed in these notes to the financial statements for this period are also unaudited.

NOTE 2 -- BALANCE SHEET COMPONENTS:

     Property and equipment consists of the following (in thousands):

                                                                  JUNE 30,
                                                              -----------------     MARCH 31,
                                                               1994       1995        1996
                                                              ------     ------     ---------
    Equipment...............................................  $1,348     $1,802      $ 1,838
    Furniture and fixtures..................................     405        318          421
    Leasehold improvements..................................   1,832      1,689        1,689
                                                              ------     ------     ---------
                                                               3,585      3,809        3,948
    Less accumulated depreciation and amortization..........    (343)      (959)      (1,455)
                                                              ------     ------     ---------
                                                              $3,242     $2,850      $ 2,493
                                                              ======     ======      =======

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Accrued liabilities consists of the following (in thousands):

                                                                   JUNE 30,
                                                                 -------------     MARCH 31,
                                                                 1994     1995       1996
                                                                 ----     ----     ---------
    Employee compensation......................................  $144     $184       $ 146
    Employee stock purchase plan contributions.................    --       --          73
    Other......................................................     4       73          45
                                                                 ----     ----     ---------
                                                                 $148     $257       $ 264
                                                                 ====     ====     =======

NOTE 3 -- NOTES RECEIVABLE FROM EMPLOYEE:

     In September 1994, the Company loaned an employee $65,000. This note receivable bears interest at 5.86%, with interest payable annually and principal due in full on August 31, 1997. In April 1995, the Company loaned the same employee $30,000. This note receivable bears interest at 7.19%, with principal and interest due in full on February 28, 1998.

NOTE 4 -- STOCKHOLDERS' EQUITY (DEFICIT):

  Common Stock

     The Company has issued certain shares of its common stock to employees and consultants. Under the terms of the agreements related to issuance, the Company has the right to repurchase, at the stockholder's original cost, a declining percentage of the shares issued for a stipulated period from the date of issuance. At March 31, 1996, 23,408 shares were subject to such repurchase rights.

  Preferred Stock

     In September 1995, the Company amended its Certificate of Incorporation effective upon the conversion of the Convertible Preferred Stock to authorize 1,000,000 shares of Preferred Stock, par value $0.0001 per share. The Board of Directors is authorized to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

  Warrants

     In connection with entering into certain capital leases, the Company issued to lessors warrants to purchase 73,042 shares of Convertible Preferred Stock at a weighted average exercise price of $4.49 per share. The warrants are exercisable at any time prior to their expiration in 2000.

     In July 1995, in connection with certain short-term note agreements entered into prior to the Company's initial public offering, the Company issued to the holders of such notes payable warrants to purchase 57,976 shares of Series C Convertible Preferred Stock at an exercise price of $8.63 per share.

     Also in July 1995, the Company issued warrants to purchase 66,522 shares of Series C Convertible Preferred Stock at an exercise price of $8.63 per share to certain holders of such stock, in exchange for an agreement by the holders to modify certain rights received in connection with the Series C financing which occurred in June 1994.

     Management ascribed a nominal value to these warrants and has reserved 197,540 shares of common stock for future issuance upon exercise of such warrants. In connection with the Company's initial public offering, the above warrants were converted into warrants to purchase shares of common stock.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Stock Option Plans

     The 1992 Stock Option Plan (the "1992 Plan"), as amended, authorizes the Board of Directors to grant incentive stock options and non-statutory stock options to employees, directors and consultants to purchase up to 1,233,334 shares of common stock. Under the 1992 Plan, incentive stock options are granted at a price not less than 100% of the estimated fair value of the stock on the date of grant, as determined by the Board of Directors. Nonqualified stock options are granted at a price not less than 85% of the estimated fair value of the stock on the date of grant, as determined by the Board of Directors. To date, all options granted under the 1992 Plan have been granted at 100% of the estimated fair value of the common stock as determined by the Board of Directors.

     Generally, options granted under the 1992 Plan are exercisable on and after the date of grant, subject to the Company's right to repurchase from the optionee at the optionee's cost per share, any unvested shares which the optionee has purchased and holds in the event the optionee attempts to dispose of such shares or in the event of the optionee's termination of employment with or without cause. The Company's right to repurchase lapses as the shares become vested. Generally, shares subject to options granted under the 1992 Plan vest at the rate of 1/4th of the shares on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding month of continuous employment thereafter. Options are exercisable for a period of ten years.

     The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors on August 2, 1995 as the successor to the 1992 Plan. The 1995 Plan authorizes for issuance 834,881 shares of common stock, plus an additional number of shares on the first trading day of each calendar year, commencing January 1, 1996, equal to 1% of the number of shares of common stock outstanding on the last day of the preceding calendar year not to exceed 500,000 shares per year. Shares of common stock subject to outstanding options, including options granted under the 1992 Plan, that expire or terminate prior to exercise will be available for future issuance under the 1995 Plan.

     Under the 1995 Plan, employees (including officers), non-employee members of the Board of Directors (other than those serving as members of the Compensation Committee) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors will also be eligible for automatic option grants under the Company's Non-Employee Directors Stock Option Plan. Generally, shares subject to options under the 1995 Plan vest over a five-year period, and are exercisable for a period of ten years.

     The exercise price for options granted under the 1995 Plan may be paid in cash or in outstanding shares of common stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The Compensation Committee may permit the optionee to pay the exercise price through a promissory note payable in installments over a period of years. The amount financed may include any federal or state income and employment taxes incurred by reason of the option exercise.

     The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1995 Plan, including options incorporated from the 1992 Plan, in exchange for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

     In the event the Company is acquired by merger, consolidation or asset sale, the shares of common stock subject to each option outstanding at the time under the 1995 Plan will immediately vest in full, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the acquiring entity, and options will accelerate to the extent not assumed by the acquiring entity. Any assumed options will accelerate and assigned repurchase rights will terminate upon the optionee's involuntary termination within

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

18 months following the acquisition. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options under the 1995 Plan (including options incorporated from the 1992 Plan) and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers. Such accelerated vesting may be conditioned upon the subsequent termination of the affected optionee's service.

     The 1995 Plan also authorizes stock appreciation rights, which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of common stock. To date no such rights have been issued.

     The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on August 1, 2005, unless sooner terminated by the Board.

     The following table summarizes activity under the 1992 Plan and 1995 Plan (in thousands, except per share amounts):

                                                               OPTIONS      OPTIONS     OPTION PRICE
                                                              AVAILABLE   OUTSTANDING    PER SHARE
                                                              ---------   -----------   ------------
Balance at June 30, 1992....................................       --           --      --
Options authorized..........................................    1,000           --      --
Options granted.............................................     (480)         480      $0.08-$ 0.49
                                                              ---------   -----------
Balance at June 30, 1993....................................      520          480      $0.08-$ 0.49
Options exercised...........................................       --         (324)     $0.08-$ 0.49
Options granted.............................................     (167)         167      $0.49-$ 5.25
Options cancelled...........................................        8           (8)     $0.08-$ 0.49
                                                              ---------   -----------
Balance at June 30, 1994....................................      361          315      $0.08-$ 5.25
Options exercised...........................................       --          (39)     $0.08-$ 0.49
Options granted.............................................     (193)         193      $3.75
Options cancelled...........................................       38          (38)     $0.49-$ 3.75
                                                              ---------   -----------
Balance at June 30, 1995....................................      206          431      $0.08-$ 5.25
Options authorized..........................................      318           --
Options exercised...........................................       --          (62)     $0.08-$ 5.25
Options granted.............................................     (420)         420      $7.50-$14.00
Options cancelled...........................................        4           (4)     $0.49-$ 5.25
                                                              ---------   -----------
Balance at March 31, 1996...................................      108          785      $0.08-$14.00
                                                              =======     =========

     At March 31, 1996 options to purchase 194,934 shares were vested.

     1995 Non-Employee Directors Stock Option Plan. The Company's 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan") was adopted by the Board of Directors on August 2, 1995. Automatic option grants are made at periodic intervals to eligible non-employee Board members under the Directors Plan. The Directors Plan became effective as of the effective date of the Company's initial public offering. A total of 166,667 shares of common stock have been reserved for issuance under the Directors Plan.

     Each individual serving as a non-employee Board member on the effective date of the Company's initial public offering was automatically granted a non-statutory option to purchase 5,000 shares of common stock, vesting in equal monthly installments for one year after the grant date. Each individual first elected or appointed as a non-employee Board member after the effective date of the Company's initial public offering

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

will automatically be granted, on the date of such election or appointment, a non-statutory option to purchase 10,000 shares of common stock vesting over five years. In addition, on the date of each Annual Stockholders Meeting, beginning with the 1996 Annual Meeting, each individual who is to continue to serve as a non-employee Board member after that Annual Meeting and has been a member of the Board for at least six months will automatically be granted a non-statutory option to purchase 5,000 shares of common stock vesting in equal monthly installments for one year after the grant date. There will be no limit on the number of such annual 5,000-share option grants any one non-employee Board member may receive over his or her period of continued Board service. The exercise price per share of each automatic option grant will be equal to the fair market value of the common stock on the automatic grant date. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a non-employee Board member cease prior to vesting in the shares. Each 10,000-share grant will vest in five equal and successive annual installments over the optionee's period of Board service. Each 5,000-share grant will vest in twelve equal and successive monthly installments over the optionee's period of Board service.

     In the event of the optionee's death or permanent disability or in the event the Company is acquired by a merger or asset sale and in the event of certain hostile tender offers, each outstanding automatic grant will vest in full so that each such option will become exercisable for fully vested shares. Upon the acquisition of 50% or more of the Company's outstanding voting stock pursuant to a hostile tender offer, each automatic option grant outstanding for at least six months may be surrendered automatically or be cancelled in exchange for a cash distribution to the director based upon the tender offer price.

     The Directors Plan will terminate in all events on August 1, 2005.

     Employee Stock Purchase Plan. The Company's Employee Stock Purchase Plan (the "Purchase Plan"), was adopted by the Board of Directors on August 2, 1995. A total of 50,000 shares of common stock are reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, provides for 24-month offering periods with purchases occurring at six month intervals. The initial offering period commenced on October 23, 1995. The Purchase Plan is administered by the Compensation Committee of the Board. Employees become eligible to participate in the initial offering period if they are employed by the Company for at least 20 hours per week and five months per calendar year. For subsequent offering periods, employees will become eligible to participate if they are employed by the Company for at least 20 hours per week and five months per calendar year and have completed 90 days of service with the Company or any affiliate. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's cash compensation. The price of stock purchased under the Purchase Plan will generally be 85% of the lower of the fair market value of the common stock at the beginning of the 24-month offering period or on the applicable semi-annual purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically following termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation. The Board may amend or terminate the Purchase Plan immediately after the close of any offering period. However, the Board may not materially increase the number of shares of common stock available for issuance or materially modify the eligibility requirements for participation or the benefits available to participants without stockholder approval. The Purchase Plan will in all events terminate in October 2005.

NOTE 5 -- INCOME TAXES:

     The provision for income taxes for the year ended June 30, 1994 consists primarily of foreign withholding taxes on payments received by the Company under a license agreement (Note 7).

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred tax assets (liabilities) are summarized as follows (in thousands):

                                                                   JUNE 30,         MARCH
                                                               -----------------     31,
                                                                1994      1995       1996
                                                               -------   -------   --------
    Deferred tax assets:
      Net operating loss carryforwards.......................  $ 2,461   $ 5,926   $  7,729
      Tax credit carryforwards...............................      600     1,100      1,150
      Capitalized start-up costs.............................      784       935      1,176
      Other..................................................       30       110        150
                                                               -------   -------   --------
      Gross deferred tax assets..............................    3,875     8,071     10,205
      Less valuation allowance...............................   (3,801)   (7,997)   (10,205)
                                                               -------   -------   --------
      Net deferred tax assets................................       74        74         --
    Deferred tax liabilities:
      Other..................................................      (74)      (74)        --
                                                               -------   -------   --------
                                                               $    --   $    --   $     --
                                                               =======   =======   ========

     A valuation allowance has been established for the Company's deferred tax assets since realization of such assets through the generation of future taxable income is uncertain.

     The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to loss before income taxes as summarized below (in thousands):

                                                                                   NINE MONTHS
                                                       YEAR ENDED JUNE 30,            ENDED
                                                   ---------------------------      MARCH 31,
                                                    1993      1994      1995          1996
                                                   -------   -------   -------     -----------
    Tax benefit at statutory rate................  $ 1,217   $ 1,714   $ 3,563       $ 1,916
    State income taxes, net of federal benefit...       --        (1)       --            --
    Foreign taxes................................       --      (100)       --            --
    Net operating loss carryforward for which no
      benefit was available......................   (1,217)   (1,714)   (3,563)       (1,916)
                                                   -------   -------   -------     -----------
                                                   $    --   $  (101)  $    --       $    --
                                                   =======   =======   =======     =========

     At March 31, 1996 the Company had net operating loss carryforwards of approximately $20,500,000 and $18,500,000 for federal and state income tax reporting purposes, respectively, available to reduce future taxable income. The net operating loss carryforwards expire in various years through 2011.

     Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryovers that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an ownership change occurred as a result of the Company's initial public offering. As a result, utilization of approximately $17,000,000 of the Company's federal and state net operating loss and tax credit carryforwards will be subject to an annual limitation of approximately $4,000,000.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- COMMITMENTS:

     The Company leases its current facilities under a non-cancelable operating lease which expires in 2001. The Company also leases certain assets under long-term lease agreement that are classified as capital leases. The total amount of assets acquired under capital lease arrangements which is included in property and equipment (Note 2), is as follows (in thousands):

                                                                  JUNE 30,
                                                              -----------------     MARCH 31,
                                                               1994       1995        1996
                                                              ------     ------     ---------
    Equipment...............................................  $1,319     $1,619      $ 1,742
    Furniture and fixtures..................................     360        375          375
    Leasehold improvements..................................   1,050      1,050        1,050
                                                              ------     ------     ---------
                                                               2,729      3,044        3,167
    Less accumulated depreciation and amortization..........    (292)      (811)      (1,223)
                                                              ------     ------     ---------
                                                              $2,437     $2,233      $ 1,944
                                                              ======     ======      =======

     The capital lease agreements require the Company, among other things, to pay insurance and maintenance costs. Under the terms of a capital lease agreement, the Company may acquire additional equipment of up to $700,000 at March 31, 1996.

     Future minimum lease payments at March 31, 1996 under all non-cancelable operating and capital leases are as follows (in thousands):

                                                                   CAPITAL   OPERATING
                                                                   LEASES     LEASES
                                                                   -------   ---------
          Three months ending June 30, 1996......................  $   262    $    80
          Year ending June 30,
          1997...................................................      997        400
          1998...................................................      636        407
          1999...................................................       83        392
          2000...................................................       24        371
          Thereafter.............................................       --        572
                                                                   -------   ---------
                                                                     2,002    $ 2,222
                                                                              =======
          Less amount representing interest......................     (255)
                                                                   -------
                                                                     1,747
          Less current portion...................................   (1,020)
                                                                   -------
          Long-term portion of capital lease obligations.........  $   727
                                                                   =======

     Rent expense for the years ended June 30, 1993, 1994, 1995 and the nine months ended March 31, 1995 and 1996 was $104,000, $236,000, $366,000, $275,000
and $275,000 respectively, and $984,000 for the period from inception through March 31, 1996. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid at March 31, 1996.

     The Company has a manufacturing and supply agreement with a third party under which clinical and commercial quantities of certain products will be manufactured for the Company for a period of five years. Certain minimum quantities of manufactured product will be required to be purchased by the Company from this party. Upon FDA approval and commercialization of the product, minimum quantities approximate

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

$8,500,000 over the contractual period. In addition, the Company will be obligated to make certain payments to this party for validation, quality assurance and technical services associated with product manufacturing.

NOTE 7 -- LICENSE AND MARKETING AGREEMENTS:

     The Company has entered into two exclusive patent license agreements with The University of Texas which permit the Company to exclusively manufacture, use and sell products covered by patents that result from certain research conducted by the University. Each agreement requires the Company to pay royalties to the University. Royalties totalling $250,000 were paid under the agreements through March 31, 1996 in connection with the E-Z-EM, Inc. ("E-Z-EM") agreement described below.

     During fiscal 1994, the Company received $2,000,000 from a corporation under an option agreement whereby the Company agreed, for a six month period of time, to refrain from entering into any discussions or agreements relating to the licensing or sale of certain of the Company's future products in Europe and Japan. The Company recorded the $2,000,000 as license income when management ascertained that the Company had complied with all requirements under the option agreement.

     In April 1994, the Company entered into a license agreement with a corporation for the production, use and/or sale of certain of the Company's diagnostic products used in magnetic resonance imaging. The license is exclusive with respect to the use and sale of the products in certain countries in the Far East. The Company received license revenue of $1,000,000 under the agreement during fiscal 1994. Under terms of the agreement, the Company was to receive additional milestone payments and ongoing royalty payments based on a stipulated percentage of amounts received from the sale of the products. However, the license agreement was terminated in January 1995 at the option of the license holder, prior to the achievement of any additional milestones or product sales. Accordingly, no revenue was recognized relating to the agreement during the year ended June 30, 1995, and the nine months ended March 31, 1996.

     In August 1995, the Company entered into an agreement with E-Z-EM, a leading manufacturer and worldwide distributor of oral contrast agents and other products for use in gastrointestinal radiology, for the exclusive marketing and sale of the Company's GADOLITE product in the U.S., Canada and Mexico (the "E-Z-EM Agreement"). The Company and E-Z-EM will share equally in profits from the sale of GADOLITE, and the Company may also receive premium payments if certain sales levels are achieved. During the nine-months ended March 31, 1996 the Company recorded revenue of $250,000 (net of royalties paid to The University of Texas) as a result of meeting certain milestones with respect to the GADOLITE product, including the filing of a New Drug Application with the Food and Drug Administration.

NOTE 8 -- SUBSEQUENT EVENT (UNAUDITED)

     In May 1996, the Company granted options to purchase approximately 211,000 shares of common stock at $17.75 (the then fair market value of such shares) per share to certain employees. The Company expects to grant additional options to purchase approximately 200,000 shares of common stock prior to the 1996 Annual Meeting of Stockholders currently scheduled for December 1996 (the "Annual Meeting"), with an exercise price equal to the fair market value of the Company's common stock on the date of grant. All such option grants are subject to stockholder approval at the Annual Meeting. As a result, the Company will be required to record compensation expense in the event the fair market value of the Company's common stock on the date of the Annual Meeting exceeds the exercise price of the respective stock options, in an amount equal to such difference multiplied by the number of shares subject to such option and recognized on a straight-line basis over the vesting period of the option, generally five years.

                                      LOGO

                              Pharmacyclics, Inc.

                                    APPENDIX

     The title of the graphic is "Texaphyrin Technology Platform." The graphic has four columns with subheadings that read from left to right "Input Energy," "Product (metal substitution in texaphyrin)," "Effect" and "Application." Below the subheadings are four rows of graphics. The top row graphically depicts the effect of "light" (input energy) on a stylized depiction of a Lu-Tex molecule (product): the production of "cytotoxic singlet oxygen" (effect) for use as a "photosensitizer" (application). The second row depicts the effect of an "x-ray" on a stylized depiction of a Gd-Tex molecule: the production of "cytotoxic free radicals" for use as "radiation sensitizer." The third row depicts the result of "chemical" input energy on a stylized depiction of a Gd-Tex molecule: the production of "cytotoxic free radicals" for use as a "chemosensitizer." The bottom row depicts the effects of "radio frequency" input energy on a stylized depiction of a Gd-Tex molecule: an "MRI signal" for use in applications involving "MRI detectibility."

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All of the amounts shown are estimates except the registration fee and the NASD filing fees.

                                                                          AMOUNT TO
                                                                           BE PAID
                                                                          ---------
        SEC Registration fee............................................  $ 14,078
        NASD fee........................................................     4,583
        Listing Fee.....................................................    17,500
        Accounting fees and expenses....................................    60,000
        Printing and engraving..........................................   100,000
        Transfer agent fees.............................................     5,000
        Blue Sky fees and expenses......................................    10,000
        Legal fees and expenses.........................................   200,000
        Miscellaneous...................................................     8,839
                                                                           -------
                  Total.................................................  $420,000
                                                                           =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expense incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors, and discretionary indemnification of its officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with its directors and executive officers, a form of which is attached as Exhibit 10.1 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048 and incorporated herein by reference. The indemnification agreements provide the Registrant's directors and executive officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section VIII of the Underwriting Agreement contained in Exhibit
1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Since June 1, 1993, the Registrant has issued and sold the following securities:

          (1) In June 1993, the Registrant issued warrants to purchase 44,118 shares of its Series B Preferred Stock at an exercise price of $3.25 per share to Comdisco, Inc. in connection with an equipment lease financing.

          (2) In June 1994, the Registrant issued and sold, pursuant to a Series C Stock Purchase Agreement, 1,330,435 shares of its Series C Preferred Stock to investors at a purchase price of $5.75 per share for an aggregate purchase price of $7,650,001.30.

          (3) In October 1994, the Registrant issued warrants to purchase 13,914 shares of its Series C Preferred Stock at an exercise price of $5.75 per share to Comdisco, Inc. in connection with an equipment lease financing.

          (4) In April 1995, May 1995 and July 1995, the Registrant issued Promissory Notes (the "Notes") convertible into shares of the Preferred Stock sold in the Registrant's next equity financing at the price at which such shares are sold. The Notes were issued to certain investors holding shares of the Registrant's

     Series C Preferred Stock, for an aggregate amount of $3,000,000.00, with principal, interest and warrants on the Notes due and payable no later than 180 days from the issue date of each Note.

          (5) In July of 1995, the Registrant issued and sold, pursuant to a Series C Preferred Stock Investment Agreement, 973,693 shares of its Series C Preferred Stock to investors in exchange for cash or cancellation of indebtedness at a purchase price of $5.75 per share for an aggregate purchase price of $5,598,734.75.

     (b) There were no underwriters employed in connection with any of the transactions set forth in Item 15(a).

     (c) The issuances of the securities set forth in this Item 15 were deemed to be exempt from registration in reliance on Section 4(2) of the Act as transactions by an issuer not involving any public offering. In all such transactions that relied upon the exemption set forth in Section 4(2) of the Act, the recipients of securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. In addition, certain issuances described in Item 15(a)(1) were deemed to be exempt from registration under the Act in reliance upon Rule 701 promulgated under the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits: All exhibits have been previously filed, except as indicated by an asterisk.

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
   1.1*   Form of Underwriting Agreement
   3.1    Restated Certificate of Incorporation of Registrant
   3.2    Amended and Restated Bylaws of Registrant (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048)
   4.1    Amended and Restated Investors' Rights Agreement, between the Registrant and the investors specified therein, dated July 31, 1995 (Incorporated by reference to
          Exhibit 4.1 to the Company's Registration Statement on Form S-1, Commission File No.
          33-96048)
   4.2    Specimen Certificate of the Registrant's Common Stock (Incorporated by reference to
          Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No.
          33-96048)
   5.1    Opinion of Brobeck, Phleger & Harrison LLP
  10.1    Form of Indemnification Agreement between Registrant and its directors and executive officers (Incorporated by reference to Exhibit 10.1 to the Company's Registration
          Statement on Form S-1, Commission File No. 33-96048)
  10.2    Series C Stock Purchase Agreement dated as of June 13, 1994 between Registrant and the investors specified therein (Incorporated by reference to Exhibit 10.4 to the
          Company's Registration Statement on Form S-1, Commission File No. 33-96048)
  10.3    Investment Agreement dated as of July 31, 1995 between the Registrant and the investors specified therein (Incorporated by reference to Exhibit 10.5 to the
          Company's Registration Statement on Form S-1, Commission File No. 33-96048)
  10.4    Form of Series C Preferred Stock Purchase Warrant dated as of July 31, 1995 issued by the Registrant to the investors listed on Schedule A thereto (Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1,
          Commission File No. 33-96048)
  10.5    Master Lease and Warrant Agreements entered into between Registrant and Comdisco,
          Inc. dated as of July 22, 1992, July 30, 1992, March 31, 1993, June 24, 1993, and
          October 3, 1994, respectively (Incorporated by reference to Exhibit 10.7 to the
          Company's Registration Statement on Form S-1, Commission File No. 33-96048)

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
  10.6    Patent License Agreement entered into between Registrant and The University of
          Texas, Austin entered into on or about July 1, 1991 (Incorporated by reference to
          Exhibit 10.8 to the Company's Registration Statement on Form S-1, Commission File
          No. 33-96048)
  10.7    Patent License Agreement entered into between Registrant and The University of
          Texas, Dallas dated as of July 1, 1992, as amended by the Patent License Agreement dated May 27, 1993 (Incorporated by reference to Exhibit 10.9 to the Company's
          Registration Statement on Form S-1, Commission File No. 33-96048)
  10.8    Patent License Agreement entered into between Registrant and Stuart W. Young dated as of October 15, 1992 (Incorporated by reference to Exhibit 10.10 to the Company's
          Registration Statement on Form S-1, Commission File No. 33-96048)
  10.9    Lease Agreement entered into between the Registrant and New England Mutual Life
          Insurance Company dated as of June 17, 1993, as amended on July 22, 1993, and as further amended on March 1, 1994 (Incorporated by reference to Exhibit 10.11 to the
          Company's Registration Statement on Form S-1, Commission File No. 33-96048)
  10.10   Supply Agreement entered into between the Registrant and Glaxo Wellcome Co. (f/k/a
          Burroughs Wellcome Co.) dated as of March 1, 1995 (Incorporated by reference to
          Exhibit 10.12 to the Company's Registration Statement on Form S-1, Commission File
          No. 33-96048)
  10.11   License Agreement entered into between the Registrant and Cook, Incorporated dated as of April 4, 1995 (Incorporated by reference to Exhibit 10.13 to the Company's
          Registration Statement on Form S-1, Commission File No. 33-96048)
  10.12   License and Supply Agreement entered into between the Registrant and E-Z-EM, Inc.
          dated as of August 17, 1995 (Incorporated by reference to Exhibit 10.14 to the
          Company's Registration Statement on Form S-1, Commission File No. 33-96048)
  10.13   The Company's 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048)
  10.14   The Company's 1995 Non-Employee Directors' Stock Option Plan (Incorporated by
          reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1,
          Commission File No. 33-96048)
  10.15   The Company's Employee Stock Purchase Plan (Incorporated by reference to Exhibit
          10.18 to the Company's Registration Statement on Form S-1, Commission File No.
          33-96048)
  10.16   Employment Agreement entered into between the Registrant and Richard A. Miller,
          M.D., dated as of June 10, 1992 (Incorporated by reference to Exhibit 10.19 to the
          Company's Registration Statement on Form S-1, Commission File No. 33-96048)
  10.17   Employment Agreement entered into between the Registrant and Marc L. Steuer dated as of October 31, 1994 (Incorporated by reference to Exhibit 10.20 to the Company's
          Registration Statement on Form S-1, Commission File No. 33-96048)
  10.18   Employment Agreement entered into between the Registrant and William C. Dow, Ph.D., dated as of May 20, 1992, as amended by a letter agreement dated July 8, 1992
          (Incorporated by reference to Exhibit 10.21 to the Company's Registration Statement
          on Form S-1, Commission File No. 33-96048)
  10.19   Employment Agreement entered into between the Registrant and Stuart W. Young, M.D., dated as of April 19, 1993 (Incorporated by reference to Exhibit 10.22 to the
          Company's Registration Statement on Form S-1, Commission File No. 33-96048)
  10.20   Promissory Notes issued by the Registrant to Stuart W. Young, M.D., dated as of
          September 1994 and April 1995, in the amounts of $65,000 and $30,000, respectively
          (Incorporated by reference to Exhibit 10.24 to the Company's Registration Statement
          on Form S-1, Commission File No. 33-96048)
  23.1    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
  23.2*   Consent of Price Waterhouse LLP, Independent Accountants (see page II-6)
  23.3    Consent of Brinks Olds Hofer Gilson & Lione
  24.1    Power of Attorney
  27      Financial Data Schedule

     (b) Financial statement schedules.

     No schedules have been provided because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of Registrant, indemnification agreements entered into between Registrant and its officers and directors, the Underwriting Agreement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California on the 9th day of July, 1996.


                                          PHARMACYCLICS, INC.

                                          By: /s/  RICHARD A. MILLER, M.D.

                                            ------------------------------------
                                            Richard A. Miller, M.D.
                                            President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                 TITLE                           DATE
- -----------------------------------  ------------------------------------------    -------------
/s/  RICHARD A. MILLER, M.D.         President, Chief Executive Officer and        July 9, 1996
- -----------------------------------  Director (Principal Executive Officer)
(Richard A. Miller, M.D.)
*                                    Vice President, Business Development and      July 9, 1996
- -----------------------------------  Chief Financial Officer (Principal
(Marc L. Steuer)                     Financial and Accounting Officer)
*                                    Director                                      July 9, 1996
- -----------------------------------
(Thomas D. Kiley)
*                                    Director                                      July 9, 1996
- -----------------------------------
(Joseph S. Lacob)
*                                    Director                                      July 9, 1996
- -----------------------------------
(Patrick F. Latterell)
*                                    Director                                      July 9, 1996
- -----------------------------------
(Joseph C. Scodari)
*                                    Director                                      July 9, 1996
- -----------------------------------
(Craig C. Taylor)


*By: /s/  RICHARD A. MILLER, M.D.

     -----------------------------------------
     (Richard A. Miller, M.D.)
     Attorney-in-fact

                                                                    EXHIBIT 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated June 5, 1996, relating to the financial statements of Pharmacyclics, Inc., which appears in such Prospectus. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."

PRICE WATERHOUSE LLP

San Jose, California

July 9, 1996

                               INDEX TO EXHIBITS

Unless otherwise noted, all documents have been filed previously.

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
                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                               DESCRIPTION OF EXHIBIT                              PAGE
- -------     -------------------------------------------------------------------------
   1.1*     Form of Underwriting Agreement...........................................
   3.1      Restated Certificate of Incorporation of Registrant......................
   3.2      Amended and Restated Bylaws of Registrant (Incorporated by reference to
            Exhibit 3.2 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
   4.1      Amended and Restated Investors' Rights Agreement, between the Registrant and the investors specified therein, dated July 31, 1995 (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form
            S-1, Commission File No. 33- 96048)......................................
   4.2      Specimen Certificate of the Registrant's Common Stock (Incorporated by
            reference to Exhibit 4.2 to the Company's Registration Statement on Form
            S-1, Commission File No. 33-96048).......................................
   4.3      Form of Lock-up Agreement................................................
   5.1      Opinion of Brobeck, Phleger & Harrison LLP...............................
  10.1      Form of Indemnification Agreement between Registrant and its directors and executive officers (Incorporated by reference to Exhibit 10.1 to the
            Company's Registration Statement on Form S-1, Commission File No.
            33-96048)................................................................
  10.2      Series C Stock Purchase Agreement dated as of June 13, 1994 between
            Registrant and the investors specified therein (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.3      Investment Agreement dated as of July 31, 1995 between the Registrant and the investors specified therein (Incorporated by reference to Exhibit
            10.5 to the Company's Registration Statement on Form S-1, Commission File
            No. 33-96048)............................................................
  10.4      Form of Series C Preferred Stock Purchase Warrant dated as of July 31,
            1995 issued by the Registrant to the investors listed on Schedule A thereto (Incorporated by reference to Exhibit 10.6 to the Company's
            Registration Statement on Form S-1, Commission File No. 33-96048)........
  10.5      Master Lease and Warrant Agreements entered into between Registrant and
            Comdisco, Inc. dated as of July 22, 1992, July 30, 1992, March 31, 1993,
            June 24, 1993, and October 3, 1994, respectively (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form
            S-1, Commission File No. 33-96048).......................................
  10.6      Patent License Agreement entered into between Registrant and The
            University of Texas, Austin entered into on or about July 1, 1991
            (Incorporated by reference to Exhibit 10.8 to the Company's Registration
            Statement on Form S-1, Commission File No. 33-96048).....................
  10.7      Patent License Agreement entered into between Registrant and The
            University of Texas, Dallas dated as of July 1, 1992, as amended by the
            Patent License Agreement dated May 27, 1993 (Incorporated by reference to
            Exhibit 10.9 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.8      Patent License Agreement entered into between Registrant and Stuart W.
            Young dated as of October 15, 1992 (Incorporated by reference to Exhibit
            10.10 to the Company's Registration Statement on Form S-1, Commission
            File No. 33-96048).......................................................
  10.9      Lease Agreement entered into between the Registrant and New England
            Mutual Life Insurance Company dated as of June 17, 1993, as amended on
            July 22, 1993, and as further amended on March 1, 1994 (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on
            Form S-1, Commission File No. 33-96048)..................................
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

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
                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                               DESCRIPTION OF EXHIBIT                              PAGE
- -------     -------------------------------------------------------------------------
  10.10     Supply Agreement entered into between the Registrant and Glaxo Wellcome
            Co. (f/k/a Burroughs Wellcome Co.) dated as of March 1, 1995
            (Incorporated by reference to Exhibit 10.12 to the Company's Registration
            Statement on Form S-1, Commission File No. 33-96048).....................
  10.11     License Agreement entered into between the Registrant and Cook,
            Incorporated dated as of April 4, 1995 (Incorporated by reference to
            Exhibit 10.13 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.12     License and Supply Agreement entered into between the Registrant and
            E-Z-EM, Inc. dated as of August 17, 1995 (Incorporated by reference to
            Exhibit 10.14 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.13     The Company's 1995 Stock Option Plan (Incorporated by reference to
            Exhibit 10.16 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.14     The Company's 1995 Non-Employee Directors' Stock Option Plan
            (Incorporated by reference to Exhibit 10.17 to the Company's Registration
            Statement on Form S-1, Commission File No. 33-96048).....................
  10.15     The Company's Employee Stock Purchase Plan (Incorporated by reference to
            Exhibit 10.18 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.16     Employment Agreement entered into between the Registrant and Richard A.
            Miller, M.D., dated as of June 10, 1992 (Incorporated by reference to
            Exhibit 10.19 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.17     Employment Agreement entered into between the Registrant and Marc L.
            Steuer dated as of October 31, 1994 (Incorporated by reference to Exhibit
            10.20 to the Company's Registration Statement on Form S-1, Commission
            File No. 33-96048).......................................................
  10.18     Employment Agreement entered into between the Registrant and William C.
            Dow, Ph.D., dated as of May 20, 1992, as amended by a letter agreement dated July 8, 1992 (Incorporated by reference to Exhibit 10.21 to the
            Company's Registration Statement on Form S-1, Commission File No.
            33-96048)................................................................
  10.19     Employment Agreement entered into between the Registrant and Stuart W.
            Young M.D., dated as of April 19, 1993 (Incorporated by reference to
            Exhibit 10.22 to the Company's Registration Statement on Form S-1,
            Commission File No. 33-96048)............................................
  10.20     Promissory Notes issued by the Registrant to Stuart W. Young, M.D., dated as of September 1994 and April 1995, in the amounts of $65,000 and
            $30,000, respectively (Incorporated by reference to Exhibit 10.24 to the
            Company's Registration Statement on Form S-1, Commission File No.
            33-96048)................................................................
  23.1      Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).....
  23.2*     Consent of Price Waterhouse LLP, Independent Accountants (see page
            II-6)....................................................................
  23.3      Consent of Brinks Olds Hofer Gilson & Lione..............................
  24.1      Power of Attorney........................................................
  27        Financial Data Schedule..................................................
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* Filed herewith.